FUJIFILM

FUJI PHOTO FILM CO., LTD.
ACCOUNTING & FINANCE DIV.
26-30, NISHIAZABU 2-CHOME
MINATO-KU, TOKYO 106-8620, JAPAN
Telephone : 81-3-3406-2111
Facsimile : 81-3-3406-2193

03 FEB -4 AM 7:21

January 27, 2002

Securities and Exchange Commission
500 N. Capitol Street
Washington D.C. 20549
U.S.A.

03003567

SUPPL

Attention: Office of International Corporate Finance

RE: The file number "82-78"

Dear Sirs,

Exemption from registration under Section 12(g)
of the Securities Exchange Act of 1934

Please refer to our letter dated July 21, 1977 and the list of information enclosed therein relating to the subject matter. We are furnishing you with copies of the document itemized as per the said list.

(a) A copy of a public notice concerning the record date for the payment of interim dividend which are prepared and given in the Japanese language.
(b) A copy of a notice of the payment of interim dividend which is written and given in the Japanese language.
(c) A copy of Interim Report to shareholders which is prepared in the Japanese language.
(d) A copy of Semiannual Securities Report to Ministry of Finance of Japan which is prepared in the Japanese language.
(e) A copy of Semiannual Report which is prepared in the English language.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Very truly yours,

FUJI PHOTO FILM CO., LTD.

M.Miki
General Manager
Accounting & Finance Div.

MM:ni
Enclosures

The file number "82-78"

(a) A copy of a public notice concerning the record date for the payment of interim dividend which are prepared and given in the Japanese language.

中間配当に関する
株主確定日の公告

当社定款第27条の規定により、来る9月30日は中間配当(商法第293条ノ5に基づく金銭の分配)の支払いを受けるべき株主の確定日でありますので公告いたします。

平成14年9月13日

FUJIFILM

富士写真フイルム株式会社
神奈川県南足柄市中沼210番地

名義書換代理人事務取扱所
東京都江東区東砂七丁目10番11号
UFJ信託銀行株式会社証券代行部

9月13日(金)日経全国(M) 5cm×2d

The file number "82-78"

(b) A copy of a notice of the payment of interim dividend which is written and given in the Japanese language.

平成14年11月5日

株主の皆様へ

神奈川県南足柄市中沼210番地
富士写真フイルム株式会社
代表取締役社長　古森重隆

中間配当についてのお知らせ

拝啓　ますますご清栄のこととお喜び申し上げます。
さて、平成14年10月31日開催の当社取締役会におきまして、第107期(平成14年4月1日より平成15年3月31日まで)の中間配当(商法第293条ノ5に基づく金銭の分配)について、下記のとおり決議されましたので、お知らせ申し上げます。

敬　具

記

当社定款第27条の規定に基づき、平成14年9月30日現在の株主名簿および実質株主名簿に記載又は記録された株主又は登録質権者に対し、次のとおり中間配当金を支払う。

1. 中間配当金……………………………… 1株につき金12円50銭
2. 支払請求権の効力発生日
   並びに支払開始日………………………… 平成14年12月5日

以　上

中間配当金のご送付について

中間配当金郵便振替支払通知書（振込ご指定の方には中間配当金計算書および振込先確認書）は、株主の皆様のお届出ご住所あて、来る12月4日お送り申し上げる予定でございます。

FUJIFILM
I&I - Imaging & Information

The file number "82-78"

(c) A copy of Interim Report to shareholders which is prepared in the Japanese language.

FUJIFILM NEWS

株主のみなさまへ

DECEMBER 2002 vol.63



財務ハイライト

単位：百万円（1株当たり当期利益は除く）

	単独		連結	
	平成14年度中間期	平成13年度中間期	平成14年度中間期	平成13年度中間期
売上高	390,160	424,202	1,249,435	1,171,631
経常利益	41,474	46,409	77,908	89,664
中間利益	23,197	27,832	33,610	46,414
1株当たり中間利益(円)	45.09	54.08	65.33	90.19
資産合計	1,676,173	1,642,105	2,922,611	2,829,967
資本合計	1,450,270	1,412,535	1,692,806	1,656,125

注）＊連結の表示は、経常利益が税引前利益、中間利益が当期純利益となります。
＊資産合計及び資本合計の金額は、前中間期・当中間期各々の期末の金額です。
＊単独損益計算書におきまして、従来から「販売費及び一般管理費」に含めて処理してきました販売奨励金等の中には、最近の市場における価格競争の激化によって支出が恒常化したことに伴い、その取引実態が売上割戻しまたは売上値引きの性格を帯び、実質的な販売価格の一部となる傾向が顕著になってきているものがあります。このため、当中間期より、営業活動に基づく損益の区分をより適切に表示するため、これらの取引額について、販売費に計上する方法から売上高より控除する方法に変更いたしました。この変更により、従来の方法に比べ、売上高は31,033百万円減少いたしますが、販売費及び一般管理費も同額減少するため、営業利益、経常利益に与える影響はありません。

■単独


売上高（億円）
は中間
25,000
20,000
15,000
10,000
5,000
0
平成 13年3月期
14年3月期
15年3月期


1株当たり当期利益（円）
は中間
250
200
150
100
50
0
平成 13年3月期
14年3月期
15年3月期

■連結


売上高（億円）
は中間
25,000
20,000
15,000
10,000
5,000
0
平成 13年3月期
14年3月期
15年3月期


1株当たり当期純利益（円）
は中間
250
200
150
100
50
0
平成 13年3月期
14年3月期
15年3月期

表紙写真／丹地敏明撮影（北海道　大雪高原）

ごあいさつ

株主の皆様におかれましては、ますますご清栄のこととお喜び申し上げます。

さて、当中間期(平成14年4月1日より平成14年9月30日に至る)における我が国経済は、一部の経済指標に底入れの兆しが見られたものの、個人消費と民間設備投資がともに低迷し、厳しい状況が続きました。海外におきましては、米国経済は比較的堅調に推移しましたが、先行きの景気に懸念が高まりつつあります。欧州経済はユーロ圏では前半に回復の兆しが見られたものの、欧州の中東部で発生した大洪水の影響もあり、一部の地域では景気持ち直しの動きが弱まりました。アジア諸国の経済は、中国では堅調に推移し、その他の地域でも概ね緩やかな回復傾向を示しました。

このような状況下、富士フイルムは、イメージング、インフォメーション、ドキュメントの各分野において、デジタル・ネットワーク技術を活用したトータルソリューションの提供等、積極的な事業展開を図っております。具体的には、豊富なデジタルイメージングサービスを提供できるデジタルミニラボの拡販、液晶ディスプレイ用部材の生産能力の増強、複写機事業における新技術を採用したデジタルカラー複合機の拡販、高速通信を可能にするグレーデッドインデックス(GI)型プラスチック光ファイバーの新規開発等、事業領域の強化・拡大等に努めました。

当中間期の売上高は単独で3,901億円、連結では1兆2,494億円となりました。利益につきましては、単独の経常利益は414億円、当期利益は231億円、連結の税引前利益は779億円、当期純利益は336億円となりました。

当中間期配当金につきましては、1株当たり12円50銭に決めさせていただきました。

次に連結売上高の部門別の状況をご説明させていただきます。イメージング ソリューション部門においては、2002FIFAワールドカップ™の開催にあわせた各種キャンペーンを実施し、カラーフィルム等の拡販に努めました。デジタルカメラにつきましては、高感度・高画質撮影が可能な「スーパーCCDハニカムIII」搭載の新製品「FinePix F401」がご好評をいただいております。ラボ機器では、ご好評のデジタルミニラボ「フロンティア」シリーズの一層の拡販に努めるとともに、デジカメプリント体験キャンペーンを展開し、写真プリント需要の拡大を図っております。また、2002年9月公開買付けによりジャスフォート(株)の株式を取得いたしました。今後、写真ビジネスでのさらなるデジタル化を進めてまいります。

インフォメーション ソリューション部門においては、印刷システム関連製品では、米国販売会社Enovation Graphic Systems, Inc.を連結子会社としたことで売上高が増加しました。医療診断用製品では、コンパクトなデジタルX線画像診断システム「FCR XG-1」の販売が欧米で大きく伸び、また国内でも堅調に推移しました。産業用材料製品では、液晶ディスプレイ用視野角拡大フィルム「ワイドビューフィルム」が生産能力拡大にともなって大幅な売上増を記録しました。記録メディア製品では、「LTO」等データメディアの販売が好調に推移。新たに「Super DLTtape™ I」データカートリッジを発売いたしました。

* LTOは、Hewlett-Packard社、IBM社及びSeagate社の登録商標です。
* Super DLTtapeは、米国Quantum社の登録商標です。

ドキュメント ソリューション部門においては、乳化重合法トナーの採用により、高画質・高生産性と環境負荷の低減を両立し、コストパフォーマンスに優れたデジタルカラー複合機「DocuCentre Color 400CP / 320CP」が、国内において引き続き好調に推移しました。また新たな展開として、同シリーズのアジア・太平洋地域での販売及び欧米のXerox社への輸出を開始したことにより、カラー機の販売増に大きく貢献しました。

当社を取り巻く経営環境は引き続き厳しい状況が続くものとみられますが、経営基盤のさらなる強化を図り、先進技術を駆使したトータルソリューションの提供を積極的に展開してまいります。また、研究開発・生産・販売・サービスの強力なネットワークを構築し、富士フイルムグループ一体となって競争力の強化と成長を目指してまいる所存です。

株主の皆様におかれましては、今後ともなお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成14年12月

代表取締役会長　大西 實

代表取締役副会長　宗雪雅幸

代表取締役社長　古森重隆

Close up

あらゆる映像シーンに最適な画像を提供する〈超・高画質 デジタル画像処理ソフトウエア〉

FUJIFILM「Image Intelligence（イメージ・インテリジェンス）」を市場展開

「イメージ・インテリジェンス」とは、富士フイルムが銀塩写真時代から長年培ってきた「映像をより美しく、お客様の望む仕上がりを実現する」技術を集大成した"超・高画質デジタル画像処理ソフトウエア"の総称です。今後、これらのソフトウエア群を、自社製品への搭載のみならず、広く対外的に市場展開してまいります。

Image Intelligence

その場の雰囲気や感動をイキイキと再現します

■長年蓄積した銀塩写真技術を生かし、デジタル画像処理にいち早く進出

当社は、一般写真、印刷、医療などの分野で、画像に関わる研究開発を積極的に推し進めてきました。たとえば、銀塩写真の分野では、わずか20～30ミクロン（1ミクロンは1000分の1ミリ）の薄膜に複雑な機能層をまとめ上げるとともに、より一層の高画質化を実現する独自の画像解析・評価技術を蓄積しています。

また、印刷、医療等の分野も含め、「Picture Taking」「Picture Making」「Picture Filing」という画像の撮影から保存・活用に関わる全てのノウハウを保有していることも当社の強みです。

当社は、こうした基盤技術とノウハウをベースに、いち早くデジタル・テクノロジーへの取り組みを開始。既に1970年代からは医療分野で、高精度な診断を可能にするデジタル画像処理の研究に着手、世界に先駆けてX線画像のデジタル化に成功し、1983年には画期的なデジタルX線画像診断システム「FCR（フジ・コンピューテッド・ラジオグラフィ）」を発売しました。



オリジナル画像

さらに、1986年からはカラー写真分野で、お客様が満足できるプリント仕上がりをめざしてデジタル画像処理の開発を進め、10年後の1996年に世界初のデジタルラボシステムを生み出しました。

「イメージ・インテリジェンス」は、これら各事業分野の研究開発で得た様々な技術、ノウハウを複合し、市場ごとに異なる画像ニーズに最適画像で応えることを可能にしたソフトウエア群です。

■「イメージ・インテリジェンス」を支える高度な解析技術と表現技術

「イメージ・インテリジェンス」は、アナログ時代には豊富な知識や経験をもつ専門家の判断や技術に頼っていたことを、コンピュータ画像処理に置き換えたものといえます。具体的には、画像が撮影された「状況」や「意図」を判定する"解析技術"と、目的に合わせて最適な画像に変換する"表現技術"で構成されます。

解析技術は、撮影光源やライティングの方向（順光・逆光）、露光量などの撮影条件に加え、被写体そのものを自動的に解析し、その撮影意図を推定します。最先端のコンピュータビジョン技術*を駆使すると同時に、当社が長年にわたり蓄積してきた膨大な画像データベースと写真設計技術を最大限に活用しています。

＊コンピュータビジョン技術：画像の中から被写体の意味を判断する技術。シリコンバレーの拠点を活用し、大学や研究機関との共同活動で得た顔認識技術、オブジェクト理解技術などを導入しています。



画像処理した最適画像

FCRによる医療画像処理



オリジナル画像　　画像処理した最適画像

従来のX線診断では撮影部位に合わせてコントラストや濃度等が異なるフィルムを使用していましたが、FCRでは一つのタイプのフィルムでの撮影が可能になり、しかも鮮明な画像を得ることができます。

解析技術

顔の認識
光源の認識



顔認識技術で被写体の顔を見つけ出すと共に、白またはグレーのポイントから部屋全体の光源を推定します。これらより、光源はストロボを使っておらず、室内の明かりで逆光であるという撮影状況を自動解析します。

画像の解析データと、当社がこれまで蓄積した画像データベース等を基に、目的や用途、媒体に合わせた最適な画像に変換。

表現技術

ホワイトバランスを調整



よりシャープに粒状性をコントロール



ウェディングドレスのように白いものは白く、周囲は柔らかな雰囲気に表現し、頭上のティアラなどのシャープネスを増すことで、撮影時の臨場感を伝える画像に補正します。

一方、表現技術は、解析データを基に逆光補正など、そのシーンに合った補正を加え、どのような出力媒体（フィルム、印画紙、印刷用紙、液晶モニター等）にも最適な画像に変換する技術です。

このように、「イメージ・インテリジェンス」は撮影者の意図を推定し、撮影時の感動を再現する技術を組み込み、誰でもどこでも最適な画像を出力することができます。70年にわたり、映像に関わる分野でお客様の望む画像品質を徹底追究し、それを実現する経験と技術をもった富士フイルムならではの成果といえるでしょう。

当社は今後、「イメージ・インテリジェンス」をネットワークサービス関連をはじめ多様なデジタル画像分野に展開するため、他社とのアライアンスも積極的に進めていく方針です。

HOT NEWS

次世代ホームネットワーク用に最適な画期的プラスチック光ファイバーを開発

富士フイルムは、来るべき超高速ネットワーク時代に対応し、家庭内ネットワーク用として、高速通信が可能なうえ、低コストで敷設工事の簡便性、安全性にも優れた新規「グレーデッドインデックス(GI)型プラスチック光ファイバー」の開発に世界で初めて成功しました。

将来のホームネットワーク予想図



衛星アンテナ
モニタカメラ
HDTV
ガラス光ファイバー
パソコン
IP電話
情報分電盤
情報コンセント
GI 型プラスチック光ファイバー

■実用化のための多くの課題を克服

数年来、ADSLをはじめインターネットの高速化が急速に進み、一般家庭の軒先まで光通信の「幹線」といわれるガラス製光ファイバーが敷設されるようになっています。しかし、ガラス製光ファイバーは、加工や敷設工事が容易でないことやコストが高いなどの理由から、一般家庭内への敷設には不向きとされています。

新開発の光ファイバーは、斯界の世界的権威である慶應義塾大学・小池康博教授の新技術を元に共同開発を進め、当社が長年培ってきた光学設計技術と有機素材設計技術を駆使することで開発に成功したものです。将来増大する家庭での情報量に対応し、かつ家庭内で簡単・安全にご利用いただくための技術的諸課題を解決しました。

■家庭用を中心に産業用途にも

この光ファイバーは、ギガ(1ギガは10億bps/1bit per second：1秒当たりのbit数)以上の高速通信を可能とし、また低コストで大口径、かつ取扱いが簡単なプラスチック製でありながら、耐熱性・耐湿性などのタフネス性も兼ね備えています。ブロードバンド時代のホームネットワーク用に最適なのはもちろん、産業用の各種信号伝達用途にも幅広く応用できるものと大きな期待が寄せられています。

当社は、写真関連技術を追究してきた長年の歴史の中で、光学、化学をはじめとする先端技術と、製品化を実現する精密製造・加工・制御技術を得意とするユニークな企業であり、今後も関連領域で世界的に注目される画期的な新製品の創造に挑戦してまいります。

超小型のデジタルカメラ用記録メディア xDピクチャーカード™

xD-Picture Card™

より一層のデジタルカメラの小型化と記録メディアの大容量化、あるいは一つの記録メディアを複数タイプのデジタルカメラで利用したいというニーズに応え、オリンパス光学工業（株）と共同開発しました。20.0mm×25.0mm×1.7mmという超小型ながら、将来的には8GBまで視野に入れた大容量化を計画しています。

別売のアダプターやカードリーダーを利用すれば、パソコン、プリンターと接続可能で、今後、多くのデジタルカメラの記録メディアとして採用されることが期待されます。


NIPPON


FUJIFILM
xD
xD-Picture Card
16MB

表面



背面

切手サイズ並の超小型化を実現



「xDピクチャーカード™」の採用でさらなる小型・軽量化を実現したデジタルカメラ「FinePix F402」

携帯モバイル市場にデジタル画像サービスを提供

当社がデジタルカメラ事業で蓄積した撮像技術・画像処理技術を活用し、モバイル市場向けに各種画像サービスを提供していることをご存じでしょうか。当社独自のキーデバイス「スーパーCCDハニカム」をモバイルカメラ用として携帯電話機メーカーへ供給。これまでにない高画質・高感度の画像を撮影できると好評を得ています。また、NTTドコモの画像配信サービス「i-shot」には、明るさ補正、肌色補正などを自動的に行う画像変換ソフトウェア「pixabase2（ピクサベース2）」が採用されています。

このほか、画像変換配信サービス「Keitai Picture」では携帯電話各メーカーの機種の表示に最適な画像表示を実現するなど、モバイル市場への新たな展開、拡大が進んでいます。



動きにも強い「スーパーCCDハニカム」



1/7型「スーパーCCDハニカム」。写真のスケールの単位は1ミリ

「スーパーCCDハニカム」搭載カメラ付携帯電話での撮影



「スーパーCCDハニカム」は、同一画素の従来型CCDと比べ、高感度、高画質な画像が得られます。また、全画素同時読み出し方式を採用しているため、動いている被写体でも歪みなく、鮮明に撮影することができます。

海外だより
Photokina 2002


POWERED
by
FUJIFILM
FUJIFILM

「POWERED by FUJIFILM」をスローガンに掲げたブース入口。

壮大なスケールのブースに
充実した製品群やサービスを展示

ドイツのケルンメッセで開催された世界最大の写真・映像展示会「フォトキナ2002」で、当社は『POWERED by FUJIFILM』をスローガンに掲げ、"写真業界のリーダーであるFUJIFILMが、市場や顧客にパワーを与える"ことを世界にアピールしました。


Printpix

実写デモで撮影し、「プリンピックス」でデジカメプリントを体験。


Image Intelligence
THE DAWN OF INTELLIGENT IMAGING
Image Intelligence

先進的なデジタル画像処理ソフトウエアを紹介した「イメージ・インテリジェンス」のコーナー。

今回のフォトキナで、当社はいつでも、どこでも気軽に写真を撮り、きれいなプリントが出来上がるという「ユビキタス・イメージング」を提案。写真店での"デジカメプリント"を推進するため、「フロンティア」を軸とするシステムや、独自に開発した廃棄物の出ないクリーンな「プリンピックス システム」のデモンストレーションを行い、多くの来場者に当社のデジカメプリントを体験していただきました。

デジタルカメラでは、「スーパーCCDハニカムIII」を搭載した超小型の「FinePix F402」、長時間高画質ムービー機能を備えた「FinePix M603」が好評で、また超小型ながら大容量記録が可能な新記録メディア「xDピクチャーカード™」も話題となりました。

さらに、画像に関する長年の研究開発成果を集約した「イメージ・インテリジェンス」(P2-3参照)を紹介し、当社のデジタル画像処理ソフトウエア技術が、これからの写真の可能性を大きく広げてくれるものと期待されています。デジタル化の波で写真市場は急速に変化していますが、当社はビジネスに直結した製品・サービスを具体的に提供し、FUJIFILMこそ最も信頼できるビジネスパートナーであることを、世界の人々に強く印象づけることができました。

POWERED by FUJIFILM



当社の先進の製品やサービスを紹介するデモステージ。


Digital Cameras
FinePix

デジタルカメラのコーナーでは来場者に実写デモを実施。


Digit
FinePix S2 Pro

プロ用デジタルカメラ「FinePix S2 Pro」で撮影した高画質画像を大サイズのプリントにして展示。

イングランドの名門サッカー クラブ チーム Manchester Unitedとスポンサー契約

Manchester United（マンチェスター ユナイテッド、以下MAN-U）は、デビッド・ベッカム選手をはじめ、世界的に著名な選手を有し、実力・人気ともに世界を代表するクラブチームの一つです。

今回の契約により当社は、MAN-Uのオフィシャル イメージング パートナーとして、同チームの所有する画像やその関連製品の全世界での独占供給権を獲得致しました。

MAN-Uの本拠地オールドトラッフォード（イングランド北西部）のスタジアムに隣接する博物館 Dream MuseumやTour Centreには毎年20万人以上のファンが訪れますが、当社はそこにMAN-Uの選手や試合のデジタル写真ライブラリーを閲覧できるタッチパネルスクリーンを設置、ファンが気に入った写真をその場で当社の高画質プリントに出力するサービスが始まっています。また、MAN-Uのグッズを現在販売している英国内外のアウトレット、新たに全世界90カ所に設置を進めている「レッドカフェ」や、インターネットのウェブサイトを通じて、世界中どこからでも写真をオーダー出来るような仕組みも計画しています。

このほか、オールドトラッフォード競技場へのサインボード掲出、MAN-Uグッズの開発、FUJIFILMとMAN-Uのダブルブランドでのフィルム、カメラといった写真関連製品の製造販売も企画中です。

Manchester United：通称「赤い悪魔(Red Devil)」と呼ばれる世界最大のサッカー クラブ チームで、英国を中心に世界中に5,400万人のサポーターを有しています。イングランド プレミア リーグ発足以来7度優勝。クラブは企業体として組織化され、資金力・マーケティング力とも兼ね備えています。


Don't leave without your favourite player!
Choose your favourite image from the archives and take it home with you - in minutes!
FUJIFILM

マンチェスター ユナイテッドの公式試合をFUJIFILMマッチとしてPRしました。
選手左からリオ・ファーディナンド、デビッド・ベッカム、ルート・ファン・ニステルローイ

新製品



スーパーワイドコンパクト
FUJIFILM 35ミリ コンパクトカメラ
Silvi F2.8 (シルヴィ・エフ・ニーハチ)

これまでにない多彩な新機能を盛り込み、満足できる写真が誰にでも簡単に撮れる、全く新しい発想のコンパクトカメラです。

超広角24mmからの2倍ズームを搭載し、これまで画面に入り切らなかった風景や建物もひろびろと写せます。また、明るいF＝2.8のレンズに加え、被写体との距離や明るさに合わせ光量を1/64まで制御できる“気配りフラッシュ”等との組合せで、人物も背景のライトアップされた夜景もきれいに撮れます。このほか、自分撮りで仲間や背景をひろびろと写せるセルフショット機能、右手でも左手でも撮影できるツインシャッターを搭載し、世界最小・最軽量*のコンパクトボディを実現しました。

＊35mmズームコンパクトカメラ比較(2002年10月現在)



イメージキャラクターとして、カメラ好きタレントとしても有名な人気急上昇中の吉岡美穂さんを起用しています。

魔法のように、スリムにふくよかに大変身する！
イマジネーションモード撮影を搭載
写ルンです
ハリー・ポッター Flash27


FUJIFILM
35mm




タテで
ふくよか


ヨコで
スリム


通常に

前作に続き、大ヒットが予想されるハリー・ポッター映画の第2弾「ハリー・ポッターと秘密の部屋」の公開(11月23日)に合わせ、“イマジネーションモード”で、被写体をスリムにも、ふくよかにも撮れる、不思議でユーモラスな「写ルンです　ハリー・ポッター Flash27」を新発売しました。

イマジネーションモード(カバーを閉じた状態)は、本体を横にして撮影すればスリムに、縦にして撮ればふくよかに写るように設計されており、通常撮影モード(カバーを開けた状態)にすれば、通常の「写ルンです」としてお使いいただけます。これ1本で、楽しいパーティなどのイベントからスナップまで大活躍まちがいなしです。

コンパクトボディで高能力、簡単操作、超高画質
デジタルミニラボ フロンティア 340E


FUJIFILM
Frontier
340E

超高画質と、デジカメプリントなどのデジタルイメージングサービスメニューの充実により、大変ご好評をいただいているデジタルミニラボ「フロンティア」シリーズの新製品です。

「フロンティア340E」は、既発売のコンパクトタイプ「フロンティア330」とほぼ同じ設置面積(約1.2m^2)ながら、新開発の高速・迅速処理技術を採用し、「フロンティア330」の約1.4倍に当たるLサイズ900枚/時(127mm幅ペーパー使用時)の処理能力を実現しました。また、操作画面を対話方式の視覚的にわかりやすいデザインとしたことや超高画質デジタル画像処理ソフトウエア「イメージ・インテリジェンス」の搭載により、不慣れなオペレーターの方でも簡単に、確実に、超高画質プリントが得られます。

「フロンティア340E」の発売により、スペースに制約のあるお店でも「フロンティア」の導入が一層、加速していくものと期待されます。

富士ゼロックス
カラー毎分13枚、モノクロ毎分24枚のデジタルカラー複合機
DocuCentre Color 240 CP



コピーとプリント機能を標準装備したデジタルカラー複合機の普及タイプで、ラインアップを強化しました。フルカラープリントに必要な4色各々について、独立したドラムを直列に並べ、一度に画像を生成するマイクロタンデムレーザーエンジンを搭載。さらに、紙に直接トナーを転写せず、中間転写体を介することで、用紙の搬送経路を短縮し、カラー毎分13枚という高速出力を実現しました。

定着にオイルを使わない独自のEAトナー(乳化重合凝集法トナー)を採用しており、ボールペンなどの書き込みや付箋紙などの貼付けが容易なほか、小さな文字をはっきり、黒文字や写真、グラフィクスもテカリやギラツキを抑えた自然の光沢で再現します。

TOPICS

大西会長、米国サウスカロライナ州より「パルメット勲章」を受章

当社会長、大西實は、このほど米国サウスカロライナ州より、米国およびサウスカロライナ州に対し、生涯にわたり顕著な貢献のあった人物に授与する最高位の栄誉章「パルメット勲章(The Order of the Palmetto)」を受章しました。

これは、富士フイルムがサウスカロライナ州グリーンウッドに生産・開発拠点(Fuji Photo Film, Inc.)を築き、同州の発展と地域社会に多大な貢献をしていることが高く評価されたものです。授与式は同州チャールストンで行われ、大西



会長は受章への感謝とともに、「富士フイルムは、今後もサウスカロライナ州の良きコーポレートシチズンとして、たゆまぬ努力を続けてまいります」と挨拶しました。

写ルンです 世界中で10億本達成!

「写ルンです 10億本達成記念! フォトコンテスト」を実施

“いつでも、どこでも、誰にでも簡単に写真が楽しめる”をコンセプトに生まれたフジカラー「写ルンです」が、1986年7月の発売以来、本年11月で全世界累計出荷本数が10億本を達成*いたしました。

これを記念し、12月より実施する「写ルンです10億本達成記念!フォトコンテスト」は、レンズ付フィルムの特長である簡単・手軽な写真の楽しさを、より多くのお客様に実感していただく、楽しいコンテストです。(締切 2003年3月31日)

＊富士フイルムグループによるレンズ付フィルムの累計出荷本数


FUJIFILM
お気軽スナップで!
写ルンです10億本達成、ありがとうございます。
感写感激写
フォトコンテスト
1,000名様に 賞金総額 1,000万円(超)!
グランプリ 30万円×8名
金賞 5万円×80名
感写賞 5千円×912名
「写ルンです」をはじめ、レンズ付フィルムで撮って、お気軽にご応募ください!
世界で愛されて10億本! FUJICOLOR 写ルンです
〈コンテスト締切日〉2003年3/31(月) 当日消印有効

チェキ 国内累計出荷台数300万台突破!

「300万台突破キャンペーン」を展開

撮ったその場で高画質なカードサイズ写真が楽しめるインスタントカメラ「チェキ」。1998年11月の発売以来、大好評で、こちらも本年11月に国内出荷の累計が300万台を突破いたしました。

当社はこれを記念して、「チェキ」の最大の需要期である年末に、人気キャラクターの絵柄入りフィルムの発売や各種セールを実施し、併せて全国でテレビCMを放映。


FUJIFILM
わたしたちが盛り上げます!!
すごいね!チェキ!!
目指します。400万台!!
愛されてチェキ。
おかげさまで国内累計出荷台数
300万台突破!
チェキ
感謝!感謝!
ありがとう300万台!!
みなさまのおかげです!!

製品の定量的な環境情報が分かる エコリーフ環境ラベル

富士フイルムは、フジカラー「写ルンです シンプルEye800／シンプルエース」シリーズの計5機種について、「エコリーフ環境ラベル」を作成し、第三者による検証等を経て情報公開しています。

■先進的な環境情報開示への取り組み

エコリーフ環境ラベルとは、経済産業省所管の（社）産業環境管理協会が本年6月から本格的に運用を始めたもので、LCA*1の手法を用い、製品の全ライフサイクルを通じての環境情報を定量的に表示・公開するものです。このラベルは、国際標準化機構（ISO）の類型では、現在、最も先進的な「タイプIII環境ラベル*2」に位置付けられます。

製品分野ごとに公開内容の諸基準を定める「製品分類別基準（PSC）制度」や第三者による「データ検証制度」などにより、開示情報の定量性・客観性・透明性が確保されているのが特徴です。この環境情報は、ある基準に従って合否判定するものではなく、客観的な情報の公開にとどめ、その評価はお客様に委ねられています。

＊1）LCA（ライフサイクルアセスメント）
資源採取から製造、物流、使用、廃棄・リサイクルまでの製品の全ライフサイクルを通じての環境負荷、資源消費負荷データを定量的に評価する方法です。代表的な指標として炭酸ガス(CO_2)発生量がよく用いられています。

＊2）タイプIII環境ラベル
タイプI環境ラベルには「エコマーク」があります。タイプII環境ラベルは会社ごとに基準を決めて個別に出しているものです。

■より積極的に環境情報の開示を推進

エコリーフ環境ラベルは、具体的には、製品の主な環境特性をわかりやすくまとめた「製品環境情報（PEAD）」とその定量的裏付けとなる2枚のデータシート（製品データシート、製品環境情報開示シート）で構成されます。この情報は、当社ホームページ（http://www.fujifilm.co.jp/）と産業環境管理協会のホームページ（http://www.jemai.or.jp/）でご覧いただけます。

富士フイルムは、環境により一層配慮した製品をご提供していくため、今後、フィルムカメラやデジタルカメラなどでエコリーフ環境ラベルによる情報公開を積極的に推進してまいります。

製品環境情報
Product Environmental Aspects Declaration

レンズ付フィルム

ECO LEAF 製品環境情報 http://www.jemai.or.jp
No. AC-02-010

FUJIFILM
I&I-Imaging & Information
http://www.fujifilm.co.jp
富士写真フイルム株式会社
お客様コミュニケーションセンター
TEL(03)3406-2981

フジカラー
写ルンです シンプルEye（アイ） 800 Flash27

フォーマット：１３５サイズフィルム内蔵
機能：フラッシュ付
撮影枚数：２７枚撮り
フィルム感度：ＩＳＯ８００

主な環境負荷（ライフサイクル合計）

温暖化負荷(CO_2換算)	658g
酸性化負荷(SO_2換算)	1.3g
エネルギー消費量	11.2MJ




温暖化負荷(CO_2換算)
(g)
1000
500
0
-500
908
145
6
4
658
-405
素材製造
製品製造
物流
使用
廃棄・リサイクル
合計

※ 撮影済みフィルムのDPEに関する環境負荷は、上記データには含まれていません。

（注） 詳しくは、製品環境情報開示シート(PEIDS)、製品データシートをご覧ください。
データ算出のための統一基準は、製品分類別基準[PSC]をご参照ください。

【その他環境関連情報】

- 本製品はエコマーク認定商品です。（再生材料を使用したプラスチック製品）
- 本製品は、インバース・マニュファクチャリングを実現した「写ルンです」循環生産工場でつくられています。
- この「レンズ付フィルム循環生産工場の開発」は「第47回大河内記念技術賞」を受賞しています。
- 本製品はISO14001認定取得工場で生産されています。

財務諸表

平成14年4月1日～平成14年9月30日

単独

■貸借対照表

単位:百万円(単位未満切り捨て)

科目	平成14年度中間期	平成13年度中間期
(資産の部)		
流動資産	559,263	585,142
固定資産	1,116,909	1,056,963
資産合計	**1,676,173**	**1,642,105**
(負債の部)		
流動負債	176,202	179,262
固定負債	49,700	50,307
負債合計	**225,903**	**229,570**
(資本の部)		
資本金	40,363	40,363
資本剰余金	58,980	58,980
利益剰余金	1,340,464	1,300,892
その他の剰余金等	10,463	12,300
資本合計	**1,450,270**	**1,412,535**
負債及び資本合計	**1,676,173**	**1,642,105**

■損益計算書

単位:百万円(単位未満切り捨て)

科目	平成14年度中間期	平成13年度中間期
売上高	390,160	424,202
営業利益	38,820	45,927
経常利益	41,474	46,409
税引前中間利益	35,482	43,039
中間利益	23,197	27,832

連結

■貸借対照表

単位：百万円

科目	平成14年度中間期	平成13年度中間期
(資産の部)		
流動資産	1,390,833	1,375,987
投資及び長期債権	428,756	405,298
有形固定資産及びその他の資産	1,103,022	1,048,682
資産合計	**2,922,611**	**2,829,967**
(負債の部)		
流動負債	705,546	702,145
固定負債	392,367	346,890
少数株主持分	131,892	124,807
(資本の部)		
資本金	40,363	40,363
資本剰余金	68,135	68,135
利益剰余金	1,644,669	1,589,784
その他の剰余金等	△ 60,361	△ 42,157
資本合計	**1,692,806**	**1,656,125**
負債及び資本合計	**2,922,611**	**2,829,967**

■損益計算書

単位：百万円

科目	平成14年度中間期	平成13年度中間期
売上高	1,249,435	1,171,631
営業利益	95,892	89,049
税引前利益	77,908	89,664
当期純利益	33,610	46,414

注）単独損益計算書におきまして、従来から「販売費及び一般管理費」に含めて処理してきました販売奨励金等の中には、最近の市場における価格競争の激化によって支出が恒常化したことに伴い、その取引実態が売上割戻しまたは売上値引きの性格を帯び、実質的な販売価格の一部となる傾向が顕著になってきているものがあります。このため、当中間期より、営業活動に基づく損益の区分をより適切に表示するため、これらの取引額について、販売費に計上する方法から売上高より控除する方法に変更いたしました。この変更により、従来の方法に比べ、売上高は31,033百万円減少いたしますが、販売費及び一般管理費も同額減少するため、営業利益、経常利益に与える影響はありません。

株主と株式の概況

■株式の状況

	平成14年度中間期	平成13年度中間期
株主数	29,620名	27,087名
発行済株式数	514,626千株	514,626千株

■所有者別分布（株式数と比率）

	平成14年度中間期	平成13年度中間期
金融機関	246,402千株(47.9%)	249,032千株(48.4%)
証券会社	3,346千株(0.6%)	2,298千株(0.4%)
その他法人	20,853千株(4.1%)	21,056千株(4.1%)
個人・その他	48,439千株(9.4%)	44,706千株(8.7%)
政府・地方公共団体	0千株(0.0%)	0千株(0.0%)
外国法人等	195,586千株(38.0%)	197,534千株(38.4%)
計	514,626千株(100%)	514,626千株(100%)

■株価（高値・安値）及び株式売買高の推移



5,000円
4,500
4,000
3,500
3,000
千万株
5.0
4.0
3.0
2.0
1.0
0
'01/10
11
12
'02/1
2
3
4
5
6
7
8
9

株価及び株式売買高は、東京証券取引所におけるものです。

■ 株価
■ 株式売買高

会社概要

○設立　昭和9年1月20日
○資本金　40,363百万円（平成14年9月30日現在）
○従業員数　9,829名
○本社　神奈川県南足柄市中沼210番地
○東京本社　東京都港区西麻布二丁目26番30号
○大阪支社　大阪市中央区備後町三丁目5番11号

インターネットで当社に関する情報がご覧になれます。
URL http://www.fujifilm.co.jp/

株主メモ

○決算期　3月31日
○定時株主総会　6月下旬
○公告掲載新聞　日本経済新聞
○名義書換代理人　UFJ信託銀行株式会社
○同事務取扱所
UFJ信託銀行株式会社　証券代行部
東京都江東区東砂7-10-11 〒137-8081
照会先
株式の各種お手続き用紙のご請求は、次のUFJ信託銀行の電話およびインターネットで24時間承っております。
受付フリーダイヤル0120-24-4479（本店証券代行部）
0120-68-4479（大阪支店証券代行部）　自動応答
URL http://www.ufjtrustbank.co.jp/
○同取次所
UFJ信託銀行株式会社　全国各支店
野村證券株式会社　全国本・支店

（ご案内）当社は平成14年3月期より決算公告に代えて、貸借対照表ならびに損益計算書を当社のホームページ《http://www.fujifilm.co.jp/》に掲載しております。

○平成13年10月1日の改正商法施行に伴い、当社は単元株制度を採用致しております。従来どおり、（東京）証券取引所における売買は1,000株の整数倍で行われております。また、1,000株未満の株式についても、従来どおり買取請求を受け付けております。なお、保管振替制度ご利用の株主さまは、お取引の証券会社等へお問い合せください。

FUJIFILM
富士写真フイルム株式会社

〒106-8620 東京都港区西麻布2-26-30　電話(03)3406-2111(代表)

FUJIFILM

I&I - Imaging & Information



ひろびろ撮れる超広角24mm
明るいレンズF2.8
世界最小・最軽量※
※35mmズームコンパクトカメラ比較（2002年10月現在）
スーパーワイドコンパクト
Silvi F2.8
メーカー希望小売価格 40,000円（税別）

The file number "82-78"

(d) A copy of Semiannual Securities Report to Ministry of Finance of Japan which is prepared in the Japanese language.

半　期　報　告　書

（第107期中）　自　平成14年４月１日
至　平成14年９月30日

富士写真フイルム株式会社

(269001)

第107期中（自平成14年４月１日　至平成14年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成14年12月24日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

富士写真フイルム株式会社

目　　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成14年12月24日
【中間会計期間】	第107期中(自　平成14年４月１日　至　平成14年９月30日)
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。)
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　三　木　正　弘
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　三　木　正　弘
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第105期中	第106期中	第107期中	第105期	第106期
会計期間		自 平成12年4月1日 至 平成12年9月30日	自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成12年4月1日 至 平成13年3月31日	自 平成13年4月1日 至 平成14年3月31日
売上高	(百万円)	679,834	1,171,631	1,249,435	1,383,369	2,401,144
税引前利益	(百万円)	126,504	89,664	77,908	199,661	159,549
中間(当期)純利益	(百万円)	76,472	46,414	33,610	117,900	81,331
純資産額	(百万円)	1,590,393	1,656,125	1,692,806	1,624,856	1,698,063
総資産額	(百万円)	2,244,005	2,829,967	2,922,611	2,830,313	2,946,362
１株当たり純資産額	(円)	3,090.46	3,218.15	3,291.28	3,157.55	3,300.45
１株当たり中間(当期)純利益	(円)	148.60	90.19	65.33	229.11	158.05
潜在株式調整後１株当たり中間(当期)純利益	(円)	—	—	—	—	—
自己資本比率	(%)	70.9	58.5	57.9	57.4	57.6
営業活動によるキャッシュ・フロー	(百万円)	57,574	97,866	169,219	140,454	248,185
投資活動によるキャッシュ・フロー	(百万円)	△82,442	△111,807	△83,899	△259,792	△294,748
財務活動によるキャッシュ・フロー	(百万円)	9,112	△25,779	△33,278	△75,102	△45,874
現金及び現金同等物の中間期末(期末)残高	(百万円)	638,881	427,369	424,947	466,266	381,901
従業員数	(名)	37,706 〔4,363〕	71,865	72,579	70,722	72,569

(注) 1 当社の連結財務諸表は、米国で一般に公正妥当と認められる企業会計の基準に基づき作成しております。
2 売上高には、消費税等は含まれておりません。
3 潜在株式調整後１株当たり中間(当期)純利益金額については、潜在株式が存在しないため、記載しておりません。
4 第105期中間連結会計期間においては、〔 〕内に臨時従業員の平均人員を外数で記載しております。
5 少数株主への配当金支払額は、従来営業活動によるキャッシュ・フローのその他に含めて表示しておりましたが、第107期中間連結会計期間より金額的重要性が大きくなったため財務活動によるキャッシュ・フローとして区分掲記しております。これに伴い、第105期中間連結会計期間及び第105期、第106期中間連結会計期間及び第106期の数値を組替再表示しております。

(2) 提出会社の経営指標等

回次		第105期中	第106期中	第107期中	第105期	第106期
会計期間		自 平成12年4月1日 至 平成12年9月30日	自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成12年4月1日 至 平成13年3月31日	自 平成13年4月1日 至 平成14年3月31日
売上高	(百万円)	417,835	424,202	390,160	849,154	847,747
経常利益	(百万円)	45,615	46,409	41,474	110,831	100,688
中間(当期)純利益	(百万円)	25,279	27,832	23,197	63,145	57,160
資本金	(百万円)	40,363	40,363	40,363	40,363	40,363
発行済株式総数	(株)	514,625,728	514,625,728	514,625,728	514,625,728	514,625,728
純資産額	(百万円)	1,371,694	1,412,535	1,450,270	1,397,211	1,433,315
総資産額	(百万円)	1,620,552	1,642,105	1,676,173	1,650,460	1,656,150
1株当たり純資産額	(円)	2,665.42	2,744.78	2,819.73	2,715.00	2,785.87
1株当たり中間(当期)純利益	(円)	49.12	54.08	45.09	122.70	111.08
潜在株式調整後1株当たり中間(当期)純利益	(円)	—	—	—	—	—
1株当たり中間(年間)配当額	(円)	11.25	12.50	12.50	22.50	25.00
自己資本比率	(%)	84.6	86.0	86.5	84.7	86.5
従業員数	(名)	9,782 〔1,113〕	9,628	9,540	9,646	9,471

(注) 1 売上高には、消費税等は含まれておりません。

2 潜在株式調整後1株当たり中間(当期)純利益金額については、潜在株式が存在しないため、記載しておりません。

3 第105期中間会計期間の従業員数は、「企業内容等の開示に関する省令」の改正に伴い、出向者等を除いた就業人員を記載しております。また、第105期中間期については、〔 〕内に臨時従業員の平均人員を外数で記載しております。

4 第106期より自己株式を資本に対する控除項目としており、また、1株当たり純資産額及び1株当たり中間(当期)純利益金額の各数値は、発行済株式総数から自己株式数を控除して計算しております。

2 【事業の内容】

当社は、米国会計基準によって連結財務諸表を作成しているため、「関係会社」の定義は米国会計基準に基づいて開示しております。第2「事業の状況」第3「設備の状況」においても同様であります。

当社グループ(当社、連結子会社及び持分法適用会社)は、「より優れた技術に挑戦し、『映像と情報の文化』を創造し続けます」との企業理念を掲げ、高度情報化社会にあってますます高まりを見せる映像へのニーズに応えるべく、先端技術を駆使して、より快適で美しい映像と情報の世界を実現するイメージング ソリューション、インフォメーション ソリューション、ドキュメント ソリューションを提供し、社会とお客様に信頼されるグローバル企業を目指しております。

当中間連結会計期間において、各事業部門に係る主な事業内容の変更はありません。

3 【関係会社の状況】

当中間連結会計期間において、以下の会社が新たに提出会社の関係会社となっております。

名称	住所	資本金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容	
					役員の兼任等(人)	営業上の取引他
(連結子会社) ジャスフォート(株)	東京都 千代田区	2,373	写真のDPE加工及び 写真関連用品等の販売	96.6 (96.6)	―	なし

(注) 1　議決権に対する所有割合欄の( )内数字は間接所有割合(内数)であります。

2　ジャスフォート(株)は有価証券報告書の提出会社であります。

4 【従業員の状況】

(1) 事業の種類別セグメントにおける従業員数

平成14年９月30日現在

事業の種類別セグメントの名称	従業員数(名)
イメージング ソリューション	22,876
インフォメーション ソリューション	15,791
ドキュメント ソリューション	33,550
全社(共通)	362
合計	72,579

(注) 従業員は就業人員であります。

(2) 提出会社の従業員の状況

平成14年９月30日現在

従業員数(名)	9,540

(注) 従業員は就業人員であります。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

当中間連結会計期間の我が国経済は、一部の経済指標に底入れの兆しが見られたものの、個人消費と民間設備投資がともに低迷し、厳しい状況が続きました。海外におきましては、米国経済は比較的堅調に推移しましたが、先行きの景気に懸念が高まりつつあります。欧州経済はユーロ圏では前半に回復の兆しが見られたものの、欧州の中東部で発生した大洪水の影響もあり、一部の地域では景気持ち直しの動きが弱まりました。アジア諸国の経済は、中国では堅調に推移し、その他の地域でも概ね緩やかな回復傾向を示しました。

このような状況下、当社グループは、イメージング、インフォメーション、ドキュメントの各分野において、デジタル・ネットワーク技術を活用したトータルソリューションの提供等、積極的に事業を展開しております。具体的には、高画質撮影が可能なデジタルカメラの新製品の発売、豊富なデジタルイメージングサービスを提供できるデジタルミニラボの拡販、デジタルカメラからの写真プリント需要を拡大させる一大キャンペーンの実施、フィルムカメラ事業の製販一体化体制の構築、液晶ディスプレイ用部材の生産能力の増強、カメラ付き携帯電話向けCCDキーデバイスの供給開始、複写機事業における新技術を採用したデジタルカラー複合機の拡販、高速通信を可能にするグレーデッドインデックス(GI)型プラスチック光ファイバーの新規開発等、事業領域の強化・拡大等に努めております。

当中間連結会計期間の連結売上高は、デジタルミニラボやデジタルカメラ等のデジタル関連製品の売上が好調であったことに加え、為替が前年同期に比べ円安で推移したことにより、1,249,435百万円(前年同期比6.6％増)となりました。利益につきましては、営業利益は95,892百万円(同7.7％増)、税引前利益は77,908百万円(同13.1％減)、中間純利益は33,610百万円(同27.6％減)となりました。なお、税引前利益及び中間純利益が前中間連結会計期間に比べて大きく減少しておりますのは、第一四半期において米ドルに対し急激に円高が進行したため、外貨建て債権で為替決済差額が発生したことと、前中間連結会計期間には一過性の有価証券交換益(税引前で9,018百万円、税引後で5,231百万円)が計上されていたことが主な要因です。

事業の種類別セグメントの業績は次のとおりです。

① イメージング ソリューション部門

アジア初の開催となった2002FIFAワールドカップ™で、オフィシャルスポンサーとして大会運営をサポートするとともに、日本・韓国・欧州・中南米を中心に各種キャンペーンを実施し、撮影機会の拡大を図るとともに、カラーフィルム・レンズ付きフィルム等の拡販に努めました。デジタルカメラにつきましては、高感度・高画質撮影が可能な「スーパーCCDハニカムⅢ」搭載の新製品「FinePix F401」がご好評をいただく中、超小型記録メディア「xD-Picture Card™」を採用した新製品を発売し、ラインアップをさらに充実させました。ラボ機器では好評のデジタルミニラボ「フロンティア」シリーズの一層の拡販に努めると同時に、デジタルカメラやインターネットからの写真プリントを実際に体験していただく一大キャンペーンを日本で実施し、写真プリント需要の拡大を図っております。また、平成14年９月公開買付けによりジャスフォート㈱の株式を取得し、連結子会社といたしました。今後、写真ビジネスでのさらなるデジタル化を進めてまいります。

本部門の連結売上高は420,261百万円(同5.9％増)、営業利益は27,132百万円(同11.8％減)となりました。

② インフォメーション ソリューション部門

印刷システム関連製品では、米国販売会社Enovation Graphic Systems, Inc.を連結子会社としたことで売上高が増加しました。医療診断用製品では、コンパクトなデジタルX線画像診断システム「FCR XG-1」の販売が欧米で大きく伸び、また国内でも堅調に推移しました。産業用材料製品では、液晶ディスプレイ用視野角拡大フィルム「ワイドビューフィルム」が生産能力拡大にともなって大幅な売上増を記録しました。記録メディア製品では、高密度・大容量の「LTO Ultrium 1」データカートリッジ等の拡販に努めるとともに、次世代メディア「Super DLTtape™Ⅰ」データカートリッジを発売いたしました。

本部門の連結売上高は360,703百万円(同13.6%増)、営業利益は41,464百万円(同7.0%増)となりました。

*LTO、Ultriumは、Hewlett-Packard社、IBM社およびSeagate社の登録商標です。

*Super DLTtapeは、米国Quantum社の登録商標です。

③ ドキュメント ソリューション部門

ドキュメントサービス事業では、乳化重合凝集法(EA)トナーの採用により、高画質・高生産性と環境負荷の低減を両立し、コストパフォーマンスに優れたデジタルカラー複合機「DocuCentre Color 400CP/320CP」の販売が、国内において引き続き好調に推移いたしました。また、新たな展開として、同シリーズのアジア・太平洋地域での販売及び欧米のXerox社への輸出を開始したことにより、カラー機の販売増に大きく貢献しました。この結果、売上高は前年同期と比べ増収となりました。

本部門の連結売上高は468,471百万円(同2.4%増)、営業利益は27,305百万円(同41.0%増)となりました。

所在地別セグメントの業績は次のとおりです。

① 日本

国内景気がデフレ基調で推移する中で、デジタルミニラボ、液晶ディスプレイ用部材等が好調に推移したことにより、連結売上高は782,582百万円(同1.0%減)、営業利益は69,411百万円(同0.1%増)となりました。

② 米州

米国での景気が比較的堅調であったこと、またEnovation Graphic Systems, Inc.を連結子会社としたこと等により、連結売上高は256,702百万円(同20.3%増)、営業利益は12,982百万円(同3.1%増)となりました。

③ 欧州

欧州も期前半を中心に市場が堅調であり、また為替が円安に推移したこともあって、連結売上高は133,459百万円(同15.0%増)、営業利益は7,708百万円(同281.6%増)となりました。

④ アジア及びその他

中国を中心に景気が順調に推移する中で、売上も堅調に推移したことにより、連結売上高は76,692百万円(同49.6%増)、営業利益は5,996百万円(同82.4%増)となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間における連結ベースの現金及び現金同等物(以下「資金」と記述します。)は、営業活動により169,219百万円増加したこと等により、前連結会計年度末残高より43,046百万円増加し、当中間連結会計期間末におきましては424,947百万円となりました。

(営業活動によるキャッシュ・フロー)

営業活動の結果得られた資金は、169,219百万円となり、前中間連結会計期間と比較して71,353百万円(72.9%)増加しておりますが、これは支払債務の増加や棚卸資産の減少等によるものであります。

(投資活動によるキャッシュ・フロー)

投資活動の結果使用した資金は、83,899百万円となり、前中間連結会計期間と比較して27,908百万円(25.0%)減少しておりますが、これは有価証券の購入を抑えたこと等によるものであります。

(財務活動によるキャッシュ・フロー)

財務活動の結果使用した資金は、33,278百万円となり、前中間連結会計期間と比較して7,499百万円(29.1%)支出が増加しておりますが、これは長期債務による調達が減少したこと等によるものであります。

2 【生産、受注及び販売の状況】

当社グループの生産・販売品目は多種多様であり、同種の製品であっても、その容量・構造・形式等は必ずしも一様ではなく、また、受注生産形態は基本的にとっておらず、事業の種類別セグメント毎に生産規模及び受注規模を金額あるいは数量で示すことは行っておりません。

販売の状況につきましては、「1　業績等の概要」の記載に含めております。

3 【対処すべき課題】

当中間連結会計期間において、当社グループの事業上及び財務上の対処すべき課題に重要な変更及び新たに生じた課題はありません。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等は行われておりません。

5 【研究開発活動】

インフォメーション・テクノロジー(IT)の急速な発達は、生活や仕事における環境・システムを多様化させ、ユーザーニーズの大きな変化をもたらしております。そのような中にあって画像情報は、デジタルカメラによる撮影、パソコン等による加工・保存、インターネットやEメールによるコミュニケーション等、活用範囲や利用方法が急速に拡大しています。

当社グループは、このような状況を絶好のビジネスチャンスとしてとらえ、イメージング、インフォメーション、ドキュメントの各分野で、ユーザーニーズにマッチした新しいソリューションを提供できるよう、写真フィルム分野において培ってきた当社独自の技術・ノウハウの更なる発展・活用を図るとともに、デジタル化・ネットワーク化に対応した新技術の研究開発についても積極的に取り組んでおります。

当中間連結会計期間における研究開発費の総額は、79,823百万円(前年同期比8.0%増)となり、その額は売上高比6.4%となりました。

当中間連結会計期間の主な研究開発の成果は以下のとおりであります。

(イメージング ソリューション部門)

デジタルカメラでは、高感度・高画質撮影が可能な「スーパーCCDハニカムⅢ」を搭載し、多彩な撮影機能を有した「FinePix S602」、薄型軽量ながら光学ズームを搭載した「FinePix F401」等、幅広いラインアップの新製品を導入しました。また、更なる小型化・高画質化のニーズに応えるべく、多層実装技術の採用により大容量化を可能にした超小型記録メディア「xD-Picture Card™」を開発、本メディアを搭載した製品を今後積極的に市場導入してまいります。フイルムカメラにおいても、ハッセルブラッド社とレンズ交換式中判AF一眼レフカメラ「FUJIFILM GX645AF プロフェッショナル」を共同開発し、今後市場導入をしていく予定です。

本部門の研究開発費は22,562百万円となりました。

(インフォメーション ソリューション部門)

印刷・医療診断・電子デバイス材料、記録メディア等、本部門に属する各分野はデジタル化の進展では先駆的な分野であります。当社グループでは、従来からこれらの分野において映像情報等のデジタル化、ネットワーク化に関し、積極的に研究開発を進め、各種新製品を次々と市場導入いたしております。また、新分野として、低コストで高い取扱い性を持った「グレーデッドインデックス(GI)型プラスチック光ファイバー」の開発に成功いたしました。

本部門の研究開発費は20,259百万円となりました。

(ドキュメント ソリューション部門)

複写機・プリンターの分野においては、乳化重合凝集法(EA)トナー技術の導入により飛躍的な画質の向上と省エネルギー・省資源の両立を実現した環境配慮型商品の導入を進め、本トナーを採用したファミリー機として、デジタルカラー複合機「DocuCentre Color 240CP」、卓上型カラーレーザープリンター「DocuPrint C3530」を発売しております。また、業界で初めて10Gbps駆動が可能な面発光型半導体レーザーを発売するなど、複写機・プリンター以外の分野でも具体的な成果をあげ、新しい技術に基づいた事業の拡大を積極的に推進しております。

本部門の研究開発費は37,002百万円となりました。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設・除却等について、重要な変更はありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	800,000,000
計	800,000,000

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成14年９月30日)	提出日現在発行数(株)(平成14年12月24日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	514,625,728	514,625,728	東京・大阪・名古屋の各証券取引所(市場第一部)	―
計	514,625,728	514,625,728	―	―

(2) 【新株予約権等の状況】

該当事項はありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成14年９月30日	―	514,625,728	―	40,363	―	58,980

(4) 【大株主の状況】

平成14年９月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
日本トラスティ・サービス信託銀行株式会社（信託口）	中央区晴海一丁目８―11	27,417	5.3
日本生命保険相互会社	千代田区有楽町一丁目２―２	24,732	4.8
中央三井信託銀行株式会社	港区芝三丁目33―１	21,107	4.1
日本マスタートラスト信託銀行株式会社（信託口）	港区浜松町二丁目11―３	21,007	4.1
ステートストリートバンクアンドトラストカンパニー（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	アメリカ合衆国　ボストン（中央区日本橋兜町６―７）	14,917	2.9
株式会社三井住友銀行	千代田区有楽町一丁目１―２	14,459	2.8
ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	英国　ロンドン（中央区日本橋兜町６―７）	14,187	2.8
UFJ信託銀行株式会社（信託勘定Ａ口）	千代田区丸の内一丁目４―３	12,604	2.4
ザチェースマンハッタンバンクエヌエイロンドン（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	英国　ロンドン（中央区日本橋兜町６―７）	11,658	2.3
ボストンセーフデポズイットビーエスディーティートリーティークライアンツオムニバ（常任代理人　株式会社東京三菱銀行）	アメリカ合衆国　ボストン（千代田区丸の内二丁目７―１）	9,928	1.9
計	―	172,018	33.4

(5) 【議決権の状況】

① 【発行済株式】

平成14年9月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 295,000	—	—
	(相互保有株式) 普通株式 422,000		
完全議決権株式(その他)	普通株式 506,905,000	506,905	—
単元未満株式	普通株式 7,003,728	—	1単元(1,000株)未満の株式
発行済株式総数	514,625,728	—	—
総株主の議決権	—	506,905	—

※ 単元未満株式には以下が含まれております。

相互保有株式—プロセス資材株式会社所有153株、大東化学株式会社所有410株、三協化学株式会社所有205株、フジカラーアサミ株式会社所有210株、自己株式—当社所有820株

② 【自己株式等】

平成14年9月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式) 富士写真フイルム株式会社	東京都港区 西麻布二丁目26—30	295,000	—	295,000	0.06
(相互保有株式) プロセス資材株式会社	東京都中央区 銀座七丁目10—5	197,000	—	197,000	0.04
大東化学株式会社	東京都中央区日本橋 本石町四丁目4—20	146,000	—	146,000	0.03
三協化学株式会社	東京都中央区 京橋一丁目1—1	73,000	—	73,000	0.01
株式会社日発エンタープライズ	東京都港区 六本木二丁目2—2	5,000	—	5,000	0.00
フジカラーアサミ株式会社	東京都港区 南青山五丁目8—3	1,000	—	1,000	0.00
計	—	717,000	—	717,000	0.14

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成14年４月	５月	６月	７月	８月	９月
最高(円)	4,400	4,200	4,050	3,910	3,880	4,010
最低(円)	4,010	3,900	3,610	3,390	3,570	3,370

(注)　株価は、東京証券取引所市場第一部におけるものであります。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までにおいて、役員の異動はありません。

第５　【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の前中間連結会計期間(平成13年４月１日から平成13年９月30日まで)の中間連結財務諸表は、改正前の「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)附則第２項の規定により、当中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の中間連結財務諸表は、改正後の「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)第81条の規定により、米国において一般に認められた会計基準による用語、様式及び作成方法に準拠して作成しております。

なお、セグメント情報については、従来、改正前の中間連結財務諸表規則に準拠して作成しておりましたが、前連結会計年度(平成13年４月１日から平成14年３月31日まで)から米国財務会計基準審議会基準書第131号に準拠して作成しており、これに伴い、前中間連結会計期間(平成13年４月１日から平成13年９月30日まで)のセグメント情報も同基準書第131号に準拠して作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に準拠して作成しております。

なお、前中間会計期間(平成13年４月１日から平成13年９月30日まで)は改正前の中間財務諸表等規則に準拠し、当中間会計期間(平成14年４月１日から平成14年９月30日まで)は改正後の中間財務諸表等規則に準拠して作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に準拠し、前中間連結会計期間(平成13年４月１日から平成13年９月30日まで)及び当中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の中間連結財務諸表並びに前中間会計期間(平成13年４月１日から平成13年９月30日まで)及び当中間会計期間(平成14年４月１日から平成14年９月30日まで)の中間財務諸表について、新日本監査法人により中間監査を受けております。

また、上記１(1)に関連して前中間連結会計期間(平成13年４月１日から平成13年９月30日まで)の中間連結財務諸表に係る中間監査報告書を新日本監査法人より再受領しております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末（平成13年9月30日）金額(百万円)		構成比(%)	当中間連結会計期間末（平成14年9月30日）金額(百万円)		構成比(%)	前連結会計年度末（平成14年3月31日）金額(百万円)		構成比(%)
資産の部										
I 流動資産										
1 現金及び現金同等物			427,369			424,947			381,901	
2 有価証券	注3		8,334			14,980			16,369	
3 受取債権										
(1) 営業債権及びリース債権		460,292			493,570			508,962		
(2) 関連会社等に対する債権		40,344			32,737			39,489		
(3) 貸倒引当金		△13,431	487,205		△17,604	508,703		△17,952	530,499	
4 棚卸資産	注4		364,329			344,604			358,503	
5 繰延税金資産			59,554			69,575			70,778	
6 前払費用及びその他の流動資産			29,196			28,024			31,196	
流動資産合計			1,375,987	48.6		1,390,833	47.6		1,389,246	47.2
II 投資及び長期債権										
1 関連会社等に対する投資及び貸付金	注5		35,506			41,989			40,080	
2 投資有価証券	注3		264,171			290,693			306,256	
3 長期リース債権及びその他の長期債権			107,316			99,185			99,778	
4 貸倒引当金			△1,695			△3,111			△3,158	
投資及び長期債権合計			405,298	14.3		428,756	14.7		442,956	15.0
III 有形固定資産										
1 土地			71,197			72,685			73,714	
2 建物及び構築物			499,703			522,263			522,760	
3 機械装置及びその他の有形固定資産			1,446,450			1,533,701			1,522,562	
4 建設仮勘定			37,811			33,361			33,315	
			2,055,161			2,162,010			2,152,351	
5 減価償却累計額			△1,353,307			△1,451,388			△1,425,474	
有形固定資産合計			701,854	24.8		710,622	24.3		726,877	24.7
IV その他の資産										
1 営業権	注6		185,215			194,763			191,294	
2 その他無形固定資産	注6		57,162			51,251			57,423	
3 繰延税金資産			37,673			71,051			66,260	
4 その他			66,778			75,335			72,306	
その他の資産合計			346,828	12.3		392,400	13.4		387,283	13.1
資産合計			2,829,967	100.0		2,922,611	100.0		2,946,362	100.0

		前中間連結会計期間末 (平成13年9月30日)			当中間連結会計期間末 (平成14年9月30日)			前連結会計年度末 (平成14年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
負債の部										
I 流動負債										
1 社債及び短期借入金			172,529			172,218			187,254	
2 支払債務										
(1) 営業債務		238,595			246,298			236,016		
(2) 設備関係債務		44,509			34,218			36,209		
(3) 関連会社等に対する債務		9,945	293,049		10,360	290,876		10,235	282,460	
3 未払法人税等			36,862			36,097			32,064	
4 未払費用			147,415			156,634			166,391	
5 その他の流動負債			52,290			49,721			52,628	
流動負債合計			702,145	24.8		705,546	24.2		720,797	24.5
II 固定負債										
1 社債及び長期借入金			142,412			125,827			137,446	
2 退職給付引当金			131,583			193,879			190,155	
3 繰延税金負債			14,086			22,752			18,282	
4 預り保証金及びその他の固定負債			58,809			49,909			51,153	
固定負債合計			346,890	12.3		392,367	13.4		397,036	13.5
少数株主持分			124,807	4.4		131,892	4.5		130,466	4.4
契約債務及び偶発債務	注7,8									
資本の部										
I 資本金										
普通株式										
授権株式数 800,000,000株										
発行済株式数 514,625,728株			40,363	1.4		40,363	1.4		40,363	1.4
II 資本剰余金			68,135	2.4		68,135	2.3		68,135	2.3
III 利益剰余金			1,589,784	56.2		1,644,669	56.2		1,618,270	54.9
IV その他の包括利益(損失)累積額			△42,130	△1.5		△59,130	△2.0		△28,133	△1.0
V 自己株式(取得原価)			△27	△0.0		△1,231	△0.0		△572	△0.0
前中間連結会計期間末 6,256株										
当中間連結会計期間末 295,820株										
前連結会計年度末 130,643株										
資本合計			1,656,125	58.5		1,692,806	57.9		1,698,063	57.6
負債及び資本合計			2,829,967	100.0		2,922,611	100.0		2,946,362	100.0

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）金額(百万円)		百分比(%)	当中間連結会計期間（自 平成14年4月1日 至 平成14年9月30日）金額(百万円)		百分比(%)	前連結会計年度（自 平成13年4月1日 至 平成14年3月31日）金額(百万円)		百分比(%)
Ⅰ 売上高										
1 売上高		995,274			1,075,453			2,053,481		
2 レンタル収入		176,357	1,171,631	100.0	173,982	1,249,435	100.0	347,663	2,401,144	100.0
Ⅱ 売上原価										
1 売上原価		607,871			667,699			1,268,521		
2 レンタル原価		66,472	674,343	57.6	68,271	735,970	58.9	132,690	1,401,211	58.4
売上総利益			497,288	42.4		513,465	41.1		999,933	41.6
Ⅲ 営業費用										
1 販売費及び一般管理費		334,296			337,750			684,370		
2 研究開発費		73,943	408,239	34.8	79,823	417,573	33.4	146,881	831,251	34.6
営業利益			89,049	7.6		95,892	7.7		168,682	7.0
Ⅳ 営業外収益及び費用(△)										
1 受取利息及び配当金		6,172			5,141			11,950		
2 支払利息		△6,421			△4,525			△11,649		
3 為替差損益・純額		△309			△9,960			8,131		
4 有価証券交換益		9,018			—			9,018		
5 その他損益・純額		△7,845	615	0.1	△8,640	△17,984	△1.5	△26,583	△9,133	△0.4
税引前利益			89,664	7.7		77,908	6.2		159,549	6.6
Ⅴ 法人税等			39,919	3.5		38,135	3.0		70,853	2.9
少数株主損益及び持分法による投資損益前利益			49,745	4.2		39,773	3.2		88,696	3.7
Ⅵ 少数株主損益			△5,265	△0.4		△6,717	△0.5		△10,597	△0.4
Ⅶ 持分法による投資損益			1,934	0.2		554	0.0		3,232	0.1
中間(当期)純利益			46,414	4.0		33,610	2.7		81,331	3.4

1株当たり中間(当期)純利益	90.19円	65.33円	158.05円
1株当たり現金配当	12.50円	12.50円	25.00円

③ 【中間連結資本勘定計算書】

前連結会計年度及び当中間連結会計期間

区分	注記番号	資本金 (百万円)	資本剰余金 (百万円)	利益剰余金 (百万円)	その他の包括利益(損失)累積額 (百万円)	自己株式 (百万円)	資本合計 (百万円)
Ⅰ 平成13年3月31日現在残高		40,363	68,135	1,549,803	△33,289	△156	1,624,856
Ⅱ 包括利益							
1 当期純利益				81,331			81,331
2 有価証券未実現利益減少額					△12,649		△12,649
3 為替換算調整額					51,020		51,020
4 最小年金負債調整額					△33,227		△33,227
5 デリバティブ未実現利益増加額					12		12
包括利益							86,487
Ⅲ 自己株式取得						△2,123	△2,123
Ⅳ 自己株式売却						1,707	1,707
Ⅴ 現金配当金				△12,864			△12,864
Ⅵ 平成14年3月31日現在残高		40,363	68,135	1,618,270	△28,133	△572	1,698,063
Ⅶ 包括利益							
1 中間純利益				33,610			33,610
2 有価証券未実現利益増加額					1,137		1,137
3 為替換算調整額					△29,385		△29,385
4 デリバティブ未実現利益増加額					7		7
包括利益							5,369
Ⅷ 自己株式取得						△659	△659
Ⅸ 現金配当金				△6,429			△6,429
Ⅹ 海外子会社決算期変更影響額				△782	△2,756		△3,538
XI 平成14年9月30日現在残高		40,363	68,135	1,644,669	△59,130	△1,231	1,692,806

前中間連結会計期間

区分	注記番号	資本金 (百万円)	資本剰余金 (百万円)	利益剰余金 (百万円)	その他の包括利益(損失)累積額 (百万円)	自己株式 (百万円)	資本合計 (百万円)
Ⅰ 平成13年３月31日現在残高		40,363	68,135	1,549,803	△33,289	△156	1,624,856
Ⅱ 包括利益							
1 中間純利益				46,414			46,414
2 有価証券未実現利益減少額					△12,136		△12,136
3 為替換算調整額					3,717		3,717
4 デリバティブ未実現損失増加額					△422		△422
包括利益							37,573
Ⅲ 自己株式取得						△1,578	△1,578
Ⅳ 自己株式売却						1,707	1,707
Ⅴ 現金配当金				△6,433			△6,433
Ⅵ 平成13年９月30日現在残高		40,363	68,135	1,589,784	△42,130	△27	1,656,125

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)		当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)		前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)	
区分	注記番号	金額(百万円)		金額(百万円)		金額(百万円)	
Ⅰ 営業活動によるキャッシュ・フロー							
1 中間(当期)純利益			46, 414		33, 610		81, 331
2 営業活動により増加した純キャッシュへの調整							
(1) 減価償却費		93, 192		85, 430		189, 146	
(2) 法人税等調整額		△384		△1, 344		△8, 446	
(3) 少数株主損益		5, 265		6, 717		10, 597	
(4) 持分法による投資損益(受取配当金控除後)		373		△451		△2, 637	
(5) 資産及び負債の増減							
受取債権の減少		18, 134		4, 841		5, 630	
棚卸資産の増加(△)・減少		△7, 607		17, 233		24, 087	
支払債務-営業債務の増加・減少(△)		△44, 588		5, 705		△45, 316	
未払法人税等の増加・減少(△)		△14, 608		3, 442		△20, 502	
(6) その他		1, 675	51, 452	14, 036	135, 609	14, 295	166, 854
営業活動により増加した純キャッシュ			97, 866		169, 219		248, 185
Ⅱ 投資活動によるキャッシュ・フロー							
1 有形固定資産の購入			△73, 093		△66, 148		△158, 815
2 有価証券・投資有価証券の売却・満期償還			25, 265		14, 083		34, 234
3 有価証券・投資有価証券の購入			△53, 362		△278		△116, 104
4 投資及び貸付金の増加(△)・減少			147		△5, 357		△314
5 企業買収の支出(買収資産に含まれる現金及び現金同等物控除後)			—		△14, 634		△26, 750
6 その他			△10, 764		△11, 565		△26, 999
投資活動に使用した純キャッシュ			△111, 807		△83, 899		△294, 748

		前中間連結会計期間 (自 平成13年４月１日 至 平成13年９月30日)		当中間連結会計期間 (自 平成14年４月１日 至 平成14年９月30日)		前連結会計年度 (自 平成13年４月１日 至 平成14年３月31日)	
区分	注記 番号	金額(百万円)		金額(百万円)		金額(百万円)	
Ⅲ 財務活動による キャッシュ・フロー							
1 長期債務による調達額			72,329		6,154		82,383
2 長期債務の返済額			△14,972		△12,798		△36,199
3 短期債務の減少			△76,795		△16,913		△78,024
4 親会社による配当金 支払額			△5,789		△6,431		△12,222
5 少数株主への配当金 支払額			△681		△2,668		△1,396
6 自己株式の売却及び 取得(純額)			129		△622		△416
財務活動により減少した 純キャッシュ			△25,779		△33,278		△45,874
Ⅳ 為替変動による現金 及び現金同等物への影響			823		△4,685		8,072
Ⅴ 現金及び現金同等物 純増加・減少(△)			△38,897		47,357		△84,365
Ⅵ 現金及び現金同等物 期首残高			466,266		381,901		466,266
Ⅶ 海外子会社の決算期 変更による現金及び 現金同等物の減少			—		△4,311		—
Ⅷ 現金及び現金同等物 中間期末(期末)残高			427,369		424,947		381,901

補足情報

支払額			
利息	5,713	4,775	11,283
法人税等	51,460	34,481	98,764

中間連結財務諸表に対する注記

1　経営活動の概況

当社は写真関連製品を中核に、イメージング、インフォメーション及びドキュメントの分野において事業展開を行う多国籍企業であります。当社は世界各国で営業活動を行っており、海外売上高は47%を占め、北米及び欧州が主要市場であります。主な生産拠点は日本、米国、ブラジル、ドイツ、オランダ、シンガポール、中国であります。

2　重要な連結会計方針の概要

この中間連結財務諸表は、米国で一般に公正妥当と認められている企業会計の基準(米国会計調査公報、米国会計原則審議会意見書及び米国財務会計基準審議会基準書(以下、財務会計基準書という)等)に基づいて作成されております。

当社は1970年のユーロドル建て転換社債発行に係る約定により、以後、米国において一般に公正妥当と認められた会計基準による連結財務諸表(米国式連結財務諸表)を作成し、開示しております。また、当社の米国預託証券は1971年以来、NASDAQにアン・スポンサードとして上場されております。当社は1934年米国証券取引所法に基づく米国証券取引委員会規則12g3-2(b)の適用を認められ、年次報告書様式20-Fの米国証券取引委員会への提出を免除されておりますが、米国式連結財務諸表を含むアニュアルレポート及びセミアニュアルレポートを米国証券取引委員会へ提出しております。

セグメント情報は、従来改正前の中間連結財務諸表規則に準拠して作成しておりましたが、前連結会計年度から財務会計基準書第131号に準拠して作成しており、これに伴い、前中間連結会計期間のセグメント情報も同基準書第131号に準拠して作成しております。

また、我が国における会計処理の原則及び手続並びに表示方法と当社が採用している米国で一般に公正妥当と認められている会計処理の原則及び手続並びに表示方法との主要な相違の内容は次のとおりであり、金額的に重要なものについては我が国の基準に基づいた場合の税引前利益に対する影響額を開示しております。かかる影響額は実務上の困難性等から概算であります。

(イ)連結の範囲及び持分法の適用は、米国会計調査公報第51号、財務会計基準書第94号及び米国会計原則審議会意見書第18号に基づいております。

(ロ)財務会計基準書第13号に基づき、借手のリース取引に関しては、ある一定の条件に該当する場合はキャピタル・リースとし、最低リース料支払総額の現在価値またはリース資産の公正価額を有形固定資産及び借入金に計上しております。また、貸手のリース取引に関しては、ある一定の条件に該当する場合は資産の販売取引として処理し、リース資産は貸借対照表から除外しております。

(ハ)有形固定資産から直接減額している圧縮記帳額は有形固定資産の取得価額に振戻し、さらに償却資産については、圧縮相当額振戻後の取得価額に対応した減価償却費を計上しております。

(ニ)利益処分は、当中間連結会計期間に対応する事業期間に係る利益処分による方法(繰上方式)を採用しております。なお、利益処分による役員賞与については、「販売費および一般管理費」に計上しております。

(ホ)広告宣伝目的で支出し資産計上した「長期前払費用」については、「販売費及び一般管理費」として発生時に費用処理しております。

(ヘ)財務会計基準書第87号に基づき、年金数理計算による退職給付費用を計上しております。

当該会計処理による前中間連結会計期間、当中間連結会計期間及び前連結会計年度の影響額はそれぞれ約576百万円(利益)、約1,491百万円(利益)及び約601百万円(利益)であります。

(ト)デリバティブについては、財務会計基準書第133号(第138号により一部改訂)を適用しております。

(チ)財務会計基準書第107号に基づき、金融商品の見積公正価値について開示しております。

(リ)財務会計基準書第130号に基づき、包括利益を開示しております。包括利益は中間(当期)純利益、有価証券未実現利益の増減、為替換算調整額の増減、最小年金負債調整額の増減及びデリバティブ未実現損益の増減から構成されており、中間連結資本勘定計算書に記載されております。

(ヌ)連結損益計算書上、持分法による投資損益は、「Ⅶ　持分法による投資損益」として区分表示しております。

(ル)緊急問題特別委員会(EITF)基準書第91－5号に基づき、当社保有の市場性ある有価証券の発行会社が企業統合をし、かつ、当該会社が被取得会社と判定された場合には、当該有価証券の帳簿価額を公正価値により評価し、差額を「その他損益・純額」に計上しております。当該会計処理による前中間連結会計期間及び前連結会計年度の影響額は約9,018百万円(利益)であり、当中間連結会計期間の影響額はありません。

(ヲ)財務会計基準書第115号に基づき、有価証券の公正価値の下落が一時的でないと認められた場合には、当該銘柄の公正価値により帳簿価額を付け替えて取得原価を修正する減損処理を行い、公正価値が回復した場合でも取得原価を変更しておりません。当該会計処理による前連結会計年度の影響額は2,378百万円(損失)であり、前中間連結会計期間及び当中間連結会計期間の影響額はありません。

(ワ)財務会計基準書第131号に基づき、オペレーティングセグメント及び地域別セグメント情報を開示しております。

(カ)当中間連結会計期間より、財務会計基準書第142号を適用しております。その結果、営業権及び存続期間に限りのないその他無形固定資産を償却せず、毎年減損の有無を検討しております。当該会計処理による当中間連結会計期間の影響額は、約5,370百万円であります。

上記の修正事項を反映した後の主要な会計方針は以下のとおりであります。

(1) 連結の方針及び関連会社等に対する持分法の適用

この中間連結財務諸表は、当社及び当社が過半数の株式を所有する子会社の勘定を含んでおり、連結会社間の重要な取引及び勘定残高はすべて消去しております。

当中間連結会計期間において従来2月末決算であった一部の海外子会社の決算日を、親会社の決算日と統一するために3月末に変更しました。この決算期変更に伴い、これらの海外子会社の2002年3月の純損失782百万円、その他包括損失2,756百万円は、利益剰余金及びその他の包括利益(損失)累積額へそれぞれ直接計上しました。

当社が、直接又は間接にその議決権の20%から50%を保有し、重要な影響を及ぼし得る関連会社及び重要性の乏しい非連結子会社(「関連会社等」という)に対する投資額は持分法により評価しております。

(2) 見積りの使用

一般に公正妥当と認められている会計原則に基づいて中間連結財務諸表を作成するために、当社の経営陣は必要に応じて仮定と見積りを行って財務諸表や注記に記載された金額を算出しております。実際の結果がこれらの見積りと異なることもあり得ます。

(3) 外貨換算

外貨建財務諸表の円貨への換算は、資産及び負債は貸借対照表日の為替相場により、また収益及び費用は期中平均為替相場により行われており、換算により生じた換算差額は為替換算調整額として資本の部の独立項目であるその他の包括利益(損失)累積額に含めて表示しております。

外貨建金銭債権債務は貸借対照表日の為替相場により換算しており、換算によって生じた換算差額は損益に計上しております。

(4) 現金同等物

当社は随時に現金化が可能な取得日より3ヶ月以内に満期の到来する全ての流動性の高い投資を現金同等物として処理しております。

(5) 有価証券及び投資有価証券

当社は有価証券及び投資有価証券を売却可能有価証券に分類し、公正価値で評価を行い、関連税効果調整後の未実現損益を資本の部のその他の包括利益(損失)累積額に含めて表示しております。売却可能有価証券の実現損益及び一時的でないと判断される公正価値の著しい下落による損失を、中間連結損益計算書上、「Ⅳ　営業外収益及び費用」の「その他損益・純額」に計上しております。有価証券の原価は移動平均法によって評価されております。売却可能有価証券にかかる配当金は受取利息及び配当金に含まれております。

(6) 棚卸資産

棚卸資産については、原則として移動平均法による低価法により評価しております。

(7) 有形固定資産及び減価償却

有形固定資産は取得価額により計上しております。有形固定資産の減価償却費は、資産の種類、構造及び用途別に算出した見積耐用年数に基づき、主として定率法で、また一部の海外子会社では定額法で計算しております。

見積耐用年数は建物及び構築物が概ね15年から50年、機械装置及びその他の有形固定資産が概ね２年から15年であります。

(8) 営業権及びその他無形固定資産

米国財務会計基準審議会は平成13年６月に財務会計基準書第142号「営業権及びその他の無形固定資産」を公表しました。当社は、平成14年４月１日より財務会計基準書第142号を適用しております。なお、平成13年７月１日以降に取得した営業権及びその他無形固定資産については、同日より適用しております。

本基準書の適用により営業権及び存続期間に限りのないその他無形固定資産は償却せず、毎年定期的に減損の有無を検討しておりますが、特に客観的事実や状況の変化により当該資産の公正価値が帳簿価額を下回る可能性がある場合には、その都度減損の有無を検討しております。

なお分離可能で存続期間が明確な無形固定資産は、その存続期間にわたり引き続き償却しております。

(9) 長期性資産の減損に関する会計処理

米国財務会計基準審議会は平成13年８月に、財務会計基準書第144号「長期性資産の減損または処分に関する会計処理」を公表しました。本基準書は、財務会計基準書第121号「長期性資産の減損及び処分予定の長期性資産の会計処理」及び米国会計原則審議会意見書第30号「経営成績の報告―事業のセグメントの処分並びに臨時、異常、非経常的事象及び取引の影響の報告」における事業セグメントの処分に関する会計処理及び報告規定を改訂するものであります。

当社は、平成14年４月１日から財務会計基準書第144号を適用しており、営業権及び償却されないその他無形固定資産を除いた長期性資産がその対象となっております。

保有及び使用予定の長期性資産については、客観的事実や状況の変化により、当該資産の帳簿価額の回復可能性に疑いのある場合には、減損の有無を検討しております。減損があると判断されるときは、その資産に関連する見積り割引前将来キャッシュ・フローとその資産の帳簿価額を比較し、帳簿価額の減額が必要かどうか検討しております。この結果、その資産の帳簿価額が高い場合は、当該資産の帳簿価額を見積公正価値へ減額処理しております。

売却予定の長期性資産については、帳簿価額と公正価値から売却に要する費用を差し引いた額のいずれか低い額で計上しております。

本基準書の適用は当社の経営成績及び財政状態に重要な影響を与えておりません。

(10) 収益認識基準

当社は、収益が実現し、もしくは実現可能でありかつ稼得したときに収益を認識しております。当社は以下の４つの条件、すなわち契約書等の説得力のある証拠が存在すること、顧客に対して製品・商品又はサービスが提供されていること、その価格が確定している、あるいは確定可能であること、対価の回収が合理的に保証されていることの全てが満たされたときに収益が実現し、もしくは実現可能でありかつ稼得したと考えております。

一般的に製品販売においては製品を顧客に引き渡した時点、販売型リースにおいてはリース開始時点に、これらの条件は満たされます。販売型リースにかかる受取利息相当額は利息法によりリース残高の残投資額を基準として、期間按分しております。オペレーティング・リースからのレンタル収入はそれぞれのリース期間にわたって認識しております。

当社は、緊急問題特別委員会の定めた基準書(EITF00-14、00-22、00-25及び01-09)の規定に基づき特定の販売促進費等を売上高から控除しております。

(11) 輸送費及び取扱手数料

輸送費および取扱手数料は販売費および一般管理費に含まれております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の輸送費及び取扱手数料はそれぞれ24,093百万円、25,713百万円及び48,371百万円であります。

(12) 広告宣伝費

広告宣伝費は発生時に費用計上され、販売費及び一般管理費に含まれております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の広告宣伝費はそれぞれ25,286百万円、26,318百万円及び51,923百万円であります。

(13) 法人税等

法人税等は財務会計基準書第109号「法人所得税の会計処理」に基づき資産負債法により算出されております。

当社は資産及び負債に係る財務会計上と税務上の差異の将来における税効果を繰延税金資産及び負債として認識しており、その算出にあたっては差異が解消される将来の年度に適用される税率及び税法を適用しております。

(14) デリバティブ

当社は、財務会計基準書第133号「デリバティブとヘッジ活動の会計」(第138号により一部改訂)を適用しております。これらの基準書の適用により、金利スワップ契約、通貨金利スワップ契約、外国為替予約及び通貨スワップ契約等の全てのデリバティブをその保有目的または意図にかかわらず、公正価値により資産または負債として計上しております。デリバティブの公正価値の変動額は、そのデリバティブがヘッジ会計の要件を満たしている場合は公正価値ヘッジまたはキャッシュ・フローヘッジに分類し、当期の損益または、その他の包括利益(損失)累積額に計上しております。一般的に公正価値ヘッジとして分類されているデリバティブの公正価値の変動額は、ヘッジの対象となっている取引または勘定の公正価値の変動額とともに損益に計上しております。キャッシュ・フローヘッジとして分類されているデリバティブの公正価値の変動額は、ヘッジが有効である部分は税効果調整後の金額でその他の包括利益(損失)累積額に計上しております。ヘッジとしての要件を満たしていないデリバティブの公正価値の変動額については、当期の損益として計上しております。

(15) １株当たり中間(当期)純利益

１株当たりの中間(当期)純利益は各期間の加重平均発行済株式数に基づいて計算しております。

(16) 組替再表示

過年度の中間連結財務諸表(連結財務諸表)の一部の科目を、当中間連結会計期間の表示に合わせて、組替再表示しております。

3　負債証券及び持分証券投資

売却可能有価証券に関して、前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末の主な有価証券の種類別の取得原価、未実現利益、未実現損失及び見積公正価値は次のとおりであります。

	前中間連結会計期間末				当中間連結会計期間末				前連結会計年度末			
	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)
有価証券												
社債	8,354	1	21	8,334	15,340	3	363	14,980	16,352	1	286	16,067
その他の負債証券	―	―	―	―	―	―	―	―	300	2	―	302
	8,354	1	21	8,334	15,340	3	363	14,980	16,652	3	286	16,369

	前中間連結会計期間末				当中間連結会計期間末				前連結会計年度末			
	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)	取得原価 (百万円)	未実現利益 (百万円)	未実現損失 (百万円)	見積公正価値 (百万円)
投資有価証券												
国債及び外国政府債	183	29	―	212	2,706	50	―	2,756	2,631	25	―	2,656
社債	179,786	935	3,094	177,627	198,579	40	3,411	195,208	212,828	834	4,015	209,647
株式	42,639	22,736	6,403	58,972	37,355	24,339	5,590	56,104	36,559	25,142	8,816	52,885
	222,608	23,700	9,497	236,811	238,640	24,429	9,001	254,068	252,018	26,001	12,831	265,188

一部の非上場の持分証券については、取得原価あるいは市場価値の下落が一時的でないものについては実現可能価額で評価しており、上記の注記には含まれておりません。そのため、中間連結貸借対照表上の投資有価証券の金額と差異が生じております。

前中間連結会計期間、当中間連結会計期間及び前連結会計年度における売却可能有価証券の一時的でないと見なされる未実現損失を含む実現損失額は、それぞれ1,560百万円、3,357百万円及び7,631百万円であります。前中間連結会計期間、当中間連結会計期間及び前連結会計年度における売却可能有価証券の売却収入額及びその実現利益は金額的に重要性がありませんでした。

実現損益及び一時的でないと認められるものの価値の減少金額は中間連結損益計算書上、「Ⅳ　営業外収益及び費用」の「その他損益・純額」に含まれております。

前中間連結会計期間において、当社は保有する一部の金融機関の有価証券を新合併銀行または新銀行持株会社の有価証券と交換し、9,018百万円を企業統合に伴う有価証券交換益として計上し、この新合併銀行または新銀行持株会社の有価証券について新しい取得原価を付しております。当中間連結会計期間においては、このような損益はありませんでした。

売却可能有価証券に係る関連税効果調整後の未実現利益の純額は、前中間連結会計期間において12,136百万円減少、当中間連結会計期間において1,137百万円増加、前連結会計年度において12,649百万円減少しております。

当中間連結会計期間末における満期別に分類された負債証券の取得原価及び見積公正価値は次のとおりであります。なお、一部の負債証券については、証券発行者がペナルティなしに繰上償還できる権利を持っているため、実際の満期は契約上の満期と異なることがあります。

	取得原価 (百万円)	見積公正価値 (百万円)
1年以内	15,340	14,980
1年超5年以内	188,569	186,227
5年超10年以内	12,716	11,737
	216,625	212,944

4　棚卸資産

前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末における棚卸資産の内訳は次のとおりであります。

	前中間連結会計期間末(百万円)	当中間連結会計期間末(百万円)	前連結会計年度末(百万円)
製品・商品	221,653	211,293	222,523
半製品・仕掛品	70,749	66,529	65,714
原材料・貯蔵品	71,927	66,782	70,266
	364,329	344,604	358,503

5　関連会社等に対する投資

前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末における持分法適用の関連会社等に対する投資はそれぞれ33,809百万円、40,120百万円及び37,932百万円であります。当社の持分法適用の関連会社等の経営成績は次のとおりであります。

	前中間連結会計期間(百万円)	当中間連結会計期間(百万円)	前連結会計年度(百万円)
売上高	153,760	149,688	319,011
中間(当期)純利益	4,539	2,642	6,158

6　営業権及びその他無形固定資産

当社は、平成14年４月１日より財務会計基準書第142号「営業権及びその他の無形固定資産」を適用しており、本基準書の適用により営業権及び存続期間に限りのないその他無形固定資産は償却されず、毎年減損の有無を検討しております。当社は、本基準書の適用にあたり営業権及びその他無形固定資産の分類及び存続期間について見直しを行ないました。平成14年４月１日現在の営業権の残高は191,294百万円であり、存続期間に限りのないその他無形固定資産の残高はありませんでした。また、本基準書を適用するにあたり営業権の減損の有無について検討しましたが、減損はありませんでした。

前中間連結会計期間及び前連結会計年度の中間(当期)純利益に関して、営業権に関する償却費を控除した場合の金額は次のとおりであります。

	前中間連結会計期間(百万円)	前連結会計年度(百万円)
中間(当期)純利益	46,414	81,331
営業権に関する償却費の戻し	8,745	13,538
調整後の中間(当期)純利益	55,159	94,869

	前中間連結会計期間(円)	前連結会計年度(円)
１株当たり中間(当期)純利益	90.19	158.05
営業権に関する償却費の戻し	17.00	26.31
調整後１株当たり中間(当期)純利益	107.19	184.36

7　リース契約

当社は事務所、倉庫、事務用機器、研究用機器及び従業員用の社宅を賃借しております。

当初の契約期間又は残存する契約期間が１年以上で、解約不能なオペレーティング・リースの当中間連結会計期間末における未経過リース料の内訳は次のとおりであります。

平成15年中間期	12,511百万円
平成16年中間期	10,144
平成17年中間期	7,332
平成18年中間期	5,271
平成19年中間期	3,272
平成20年中間期以降	10,895
未経過リース料合計	49,425

前中間連結会計期間、当中間連結会計期間及び前連結会計年度のオペレーティング・リースに係る賃借料は、それぞれ27,340百万円、27,859百万円及び56,498百万円であります。

8　契約債務及び偶発債務

当中間連結会計期間末における契約債務残高は主として有形固定資産の建設及び購入に関するものであり、その金額は4,877百万円であります。

当中間連結会計期間末における偶発債務残高は借入金に対する保証に関するものであり、その金額は67,956百万円であります。

事業の性質上、当社は種々の係争事件にかかわっております。それらの訴訟による損害額は現時点では確定しておりませんが、当社は法律顧問の助言に基づいて、訴訟の結果は財政状態、経営成績及びキャッシュ・フローの状況に重大な影響を及ぼすものではないと考えております。

9　デリバティブ

当社は国際的に事業を展開しており、外国為替相場及び市場金利の変動から生じる市場リスクを負っております。当社及び一部の子会社はこれらのリスクを減少させる目的でのみデリバティブ取引を利用しております。

当社は、デリバティブ取引の実行、承認、報告等の手続についてリスク管理規定を作成し、それに従いデリバティブ取引を利用しております。当該リスク管理規定はトレーディング目的でデリバティブ取引を保有また発行することを禁止しています。以下は当社のリスク管理規程の概要及び中間連結財務諸表に与える影響です。

<u>公正価値ヘッジ</u>

一部の子会社は金利リスクまたは為替リスクを軽減する為に通貨金利スワップ契約を結んでおります。これらの契約は契約期間中の債務の金利の支払いを変動金利の支払に変換することにより、ヘッジ対象となっている債務の金利リスクまたは為替リスクを効果的に緩和する目的で利用されております。当中間連結会計期間末におけるこれらスワップ契約の想定元本は13,119百万円であります。これらデリバティブの公正価値の変動額は中間連結損益計算書上、「Ⅳ　営業外収益及び費用」の「その他損益・純額」の項目に表示しております。当中間連結会計期間において、公正価値ヘッジの非有効部分及びヘッジの有効性評価から除外されたヘッジ手段は、当社の財政状態及び経営成績に重要な影響を与えておりません。

キャッシュ・フローヘッジ

一部の子会社は将来予定されている外貨建て輸出入取引に伴なうキャッシュ・フローの変動リスクを軽減する為に外国為替予約を結んでおります(最長期間は平成15年3月まで)。円の価値が外国通貨(主として米国ドル)に対して著しく下落した場合に、将来の外国通貨の価値の上昇に伴う支出もしくは収入は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。反対に円の価値が外国通貨に対して上昇した場合には将来の外国通貨の価値の下落に伴う支出もしくは収入は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。

また、一部の子会社は通貨スワップ及び通貨金利スワップ契約を結んでおります。これにより今後4年間にわたって(最長期間は平成18年5月まで)債務の一部を効果的に固定金利負債または子会社の機能通貨に変換し、子会社の将来の収益に対する為替及び金利の影響を軽減しております。当中間連結会計期間末における子会社の未償還社債のうちおよそ11,672百万円が通貨スワップ及び通貨金利スワップ契約により、キャッシュ・フローヘッジとして指定されております。

これらのキャッシュ・フローヘッジとして扱われているデリバティブの公正価値の変動は税効果考慮後の金額で中間連結貸借対照表の「その他の包括利益(損失)累積額」に表示しております。この金額はヘッジ対象に関する損益を計上した期に損益に組替えられることとなります。当中間連結会計期間にその他の包括利益(損失)よりその他損益に組替えられた税効果考慮後の金額は、309百万円(利益)であります。これらのデリバティブ取引につき、ヘッジ手段としての非有効部分、あるいはヘッジの有効性評価から除外されたヘッジ手段の損益は、当社の財政状態または経営成績に重要な影響を与えておりません。

当中間連結会計期間末において輸出売上、輸入購買及び債務の元本の支払いに関連して、当社は今後12ヶ月の間にデリバティブ取引による未実現利益44百万円をその他包括利益(損失)累積額から当期損益へ振り替える見込みであります。

ヘッジ指定されていないデリバティブ

当社及び一部の子会社が使用しているデリバティブにはヘッジ指定されていない金利スワップ契約、通貨金利スワップ契約及び外国為替予約が含まれています。これらのデリバティブは経済的な観点からはヘッジとして有効でありますが、当社及び一部の子会社はこれらの契約についてヘッジ会計を適用するために必要とされているヘッジ指定をしておりません。その結果、当社はこれらデリバティブの公正価値の変動額については中間連結損益計算書上「Ⅳ　営業外収益及び費用」の「その他損益・純額」に表示しております。

信用リスクの集中

当社の保有している金融商品のうち潜在的に著しい信用リスクにさらされているものは、主に現金及び現金同等物、有価証券及び投資有価証券、売掛金及びデリバティブであります。

当社は現金及び現金同等物、短期・長期投資をさまざまな金融機関に預託しております。これらは日本国内の金融機関であり、当社の方針として一つの金融機関にリスクを集中させないこととしており、また定期的にこれらの金融機関の信用度を評価しております。

売掛金の信用リスクの集中については、主に大口顧客を相手とする取引や、預り保証金の保持、及び継続的な信用の評価の見直しによって、限定されております。貸倒引当金の残高については、潜在的な損失を補うために必要と思われる金額の水準を維持しております。

デリバティブについては、契約の相手方の契約不履行から生じる信用リスクにさらされますが、これらは信用度の高い金融機関を相手方とすることで、リスクを軽減しております。

金融商品の公正価値

金融商品の見積公正価値は、入手可能な市場価格または他の適切な評価方法によって算定しております。金融商品の公正価値の見積りに際して、当社は最適な判断をしておりますが、見積りの方法及び仮定は元来主観的なものであります。従って、見積額は、現在の市場で実現するかあるいは支払われる金額を必ずしも表わしているものではありません。金融商品の公正価値の見積りにあたっては、次の方法及び仮定が採用されております。

・現金及び現金同等物、受取債権、社債及び短期借入金、支払債務：

満期までの期間が短いため、中間連結貸借対照表上の帳簿価額は概ね公正価値と同額であります。

・有価証券、投資有価証券：

市場性のある有価証券及び投資有価証券の公正価値は公表されている市場価格に基づいております。市場性のない変動金利付負債証券の公正価値は概ね帳簿価額と同額であります。

・長期貸付金、その他の長期債権(リース契約によるものを除く)、預り保証金：

変動金利の金融商品であるため帳簿価額は概ね公正価値と同額であります。

・社債及び長期借入金：

社債及び長期借入金の公正価値は、貸借対照表日における類似の資金調達契約に適用される利率で割り引いた将来のキャッシュ・フローの現在価値に基づいて算定しております。

社債及び長期借入金の公正価値(１年以内償還・返済予定分を含み、キャピタル・リース債務を除く)は前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末においてそれぞれ、168,036百万円、140,334百万円、143,392百万円であります。

・デリバティブ：

外国為替予約、金利スワップ契約、通貨スワップ及び通貨金利スワップ契約の公正価値は、取引金融機関から入手するか契約条件が類似するデリバティブの市場価値を基礎として算定しております。前中間連結会計期間末、当中間連結会計期間末及び前連結会計年度末におけるデリバティブ資産の公正価値及び帳簿価額はそれぞれ3,174百万円、808百万円及び782百万円であり、またデリバティブ負債の公正価値及び帳簿価額はそれぞれ3,283百万円、4,385百万円、6,695百万円であります。

10　企業買収

当中間連結会計期間に、当社は主に販売経路拡充を目的に日本、米国及び欧州で企業買収を行ないました。これらに投資した金額は、買収資産に含まれる現金及び現金同等物控除後で約14,634百万円であり、それぞれの企業買収はパーチェス法で会計処理しております。これらの企業買収に伴う条件付支払い、行使しうるオプション及び未確定の契約はありませんでした。取得価額のうち取得した純資産の見積公正価値を超過する額は、営業権として計上しております。買収によって取得した企業の買収日以降の経営成績については中間連結損益計算書に含まれております。当中間連結会計期間に当社が買収によって取得した企業の経営成績については、金額的に重要性がありません。

11　セグメント情報

(1) オペレーティングセグメント

当社のオペレーティングセグメントは以下の３つであり、経営者による業績評価方法及び経営資源の配分の決定方法を反映し、製造技術、製造工程、販売方法及び市場の類似性に基づき決定しております。イメージング　ソリューションは、主に一般消費者向けにカラーフィルム、フィルムカメラ、デジタルカメラ、ラボ機器及び現像プリント用のカラーペーパー・薬品等の開発、製造、販売、サービス等を行っております。インフォメーション　ソリューションは、主に業務用分野向けに印刷用・医療診断用・情報システム用の各種システム機材、液晶ディスプレイ用部材及び記録メディア等の開発、製造、販売、サービス等を行っております。ドキュメント　ソリューションは、主に業務用分野向けにドキュメントサービス用のオフィス複写機、プリンター、ファクシミリ、消耗品等の開発、製造、販売、サービス等を行っております。

a. 売上高

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
売上高：			
イメージング　ソリューション：			
外部顧客に対するもの	396,732	420,261	784,627
セグメント間取引	322	178	378
計	397,054	420,439	785,005
インフォメーション　ソリューション：			
外部顧客に対するもの	317,508	360,703	685,334
セグメント間取引	1,999	2,169	3,403
計	319,507	362,872	688,737
ドキュメント　ソリューション：			
外部顧客に対するもの	457,391	468,471	931,183
セグメント間取引	5,834	5,660	11,647
計	463,225	474,131	942,830
セグメント間取引消去	△8,155	△8,007	△15,428
連結合計	1,171,631	1,249,435	2,401,144

b. セグメント損益

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
営業利益			
イメージング　ソリューション	30,773	27,132	48,792
インフォメーション　ソリューション	38,747	41,464	82,523
ドキュメント　ソリューション	19,368	27,305	37,353
計	88,888	95,901	168,668
セグメント間取引消去	161	△9	14
連結営業利益	89,049	95,892	168,682
その他損益・純額	615	△17,984	△9,133
連結税引前利益	89,664	77,908	159,549

オペレーティングセグメント間取引は独立企業間価格で行なっております。

(2) 地域別セグメント情報

a. 前中間連結会計期間、当中間連結会計期間及び前連結会計年度における当社及び子会社の所在地別に分類した売上高及び地域別営業利益は次のとおりであります。

財務会計基準書第131号においては地域別営業利益の開示は要求されておりませんが、当社は日本の証券取引法による開示要求を考慮し、補足情報として開示しております。

	前中間連結会計期間 (百万円)	当中間連結会計期間 (百万円)	前連結会計年度 (百万円)
売上高：			
日本：			
外部顧客に対するもの	790,852	782,582	1,578,445
セグメント間取引	133,064	146,375	264,002
計	923,916	928,957	1,842,447
米州：			
外部顧客に対するもの	213,460	256,702	446,429
セグメント間取引	3,158	3,929	6,266
計	216,618	260,631	452,695
欧州：			
外部顧客に対するもの	116,043	133,459	235,897
セグメント間取引	6,656	4,310	11,550
計	122,699	137,769	247,447
アジア及びその他：			
外部顧客に対するもの	51,276	76,692	140,373
セグメント間取引	27,624	46,095	73,903
計	78,900	122,787	214,276
セグメント間取引消去	△170,502	△200,709	△355,721
連結合計	1,171,631	1,249,435	2,401,144
営業利益：			
日本	69,352	69,411	140,424
米州	12,587	12,982	18,546
欧州	2,020	7,708	7,400
アジア及びその他	3,287	5,996	2,465
セグメント間取引消去	1,803	△205	△153
連結合計	89,049	95,892	168,682

地域別セグメント間取引は独立企業間価格で行っております。なお、米州における売上高及び営業利益の大部分は、米国におけるものです。

b.　前中間連結会計期間、当中間連結会計期間及び前連結会計年度における外部顧客の所在地別に分類した売上高は次のとおりです。

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	前連結会計年度（百万円）
売上高：			
日本	664,163	657,723	1,355,192
米州	251,380	292,731	517,135
欧州	139,307	163,575	282,820
アジア及びその他	116,781	135,406	245,997
連結合計	1,171,631	1,249,435	2,401,144

(3)　主要顧客及びその他情報

前中間連結会計期間、当中間連結会計期間及び前連結会計年度において、単一顧客に対する売上高のうち重要なものはありません。

ドキュメント　ソリューションは少数株主に対してオフィス複写機とその他機器を販売し、また少数株主より機器を購入しております。前中間連結会計期間、当中間連結会計期間及び前連結会計年度の販売金額はそれぞれ、40,083百万円、44,756百万円及び77,367百万円、購入金額はそれぞれ、9,690百万円、7,398百万円及び17,356百万円であります。少数株主とのライセンス契約その他の取引に関連して、ドキュメント　ソリューションはロイヤルティ及び研究開発費等の費用について前中間連結会計期間、当中間連結会計期間及び前連結会計年度にそれぞれ7,198百万円、7,488百万円及び14,816百万円を計上し、主として研究開発受託関連費用についてそれぞれ422百万円、728百万円及び3,940百万円を回収しました。

(2) 【その他】

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間末(平成13年9月30日) 金額(百万円)		構成比(%)	当中間会計期間末(平成14年9月30日) 金額(百万円)		構成比(%)	前事業年度要約貸借対照表(平成14年3月31日) 金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
現金及び預金			187,612			262,977			227,865	
受取手形	※3		27,340			25,388			28,168	
売掛金			137,661			131,645			141,105	
有価証券			107,308			14,939			16,315	
棚卸資産			95,317			83,554			92,804	
短期貸付金			5,706			16,134			5,606	
繰延税金資産			11,242			12,310			11,644	
その他			13,361			12,472			16,976	
貸倒引当金			△410			△160			△430	
流動資産合計			585,142	35.6		559,263	33.4		540,057	32.6
Ⅱ 固定資産										
有形固定資産	※1 ※2									
建物			78,614			82,334			83,596	
機械装置			102,009			110,391			109,366	
その他			69,298			73,790			66,886	
計			249,921	(15.2)		266,516	(15.9)		259,849	(15.7)
無形固定資産			29,343	(1.8)		29,718	(1.8)		29,736	(1.8)
投資その他の資産										
投資有価証券			226,871			250,353			263,815	
関係会社株式			470,329			497,834			483,551	
関係会社出資金			57,700			58,412			57,700	
繰延税金資産			1,084			3,151			2,354	
その他			21,902			11,062			19,255	
貸倒引当金			△190			△140			△170	
計			777,698	(47.4)		820,674	(48.9)		826,507	(49.9)
固定資産合計			1,056,963	64.4		1,116,909	66.6		1,116,093	67.4
資産合計			1,642,105	100.0		1,676,173	100.0		1,656,150	100.0

区分	注記番号	前中間会計期間末（平成13年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成14年９月30日）金額（百万円）		構成比（%）	前事業年度要約貸借対照表（平成14年３月31日）金額（百万円）		構成比（%）
（負債の部）										
Ⅰ 流動負債										
支払手形			16,684			16,635			17,579	
買掛金			51,275			59,177			51,352	
未払法人税等			16,434			13,103			13,703	
未払費用			51,487			50,343			55,144	
工事代金支払手形			16,674			11,350			12,882	
その他			26,706			25,591			23,296	
流動負債合計			179,262	10.9		176,202	10.5		173,959	10.5
Ⅱ 固定負債										
退職給付引当金			18,162			16,651			16,558	
役員退職慰労引当金			436			398			464	
その他			31,709			32,651			31,852	
固定負債合計			50,307	3.1		49,700	3.0		48,875	3.0
負債合計			229,570	14.0		225,903	13.5		222,835	13.5
（資本の部）										
Ⅰ 資本金			40,363	2.5		—	—		40,363	2.4
Ⅱ 資本準備金			58,980	3.6		—	—		58,980	3.6
Ⅲ 利益準備金			10,090	0.6		—	—		10,090	0.6
Ⅳ その他の剰余金										
任意積立金			1,247,458			—			1,247,458	
中間（当期）未処分利益			43,342			—			66,237	
その他の剰余金合計			1,290,801	78.6		—	—		1,313,696	79.3
Ⅴ その他有価証券評価差額金			12,299	0.7		—	—		10,755	0.6
Ⅵ 自己株式			—	—		—	—		△571	△0.0
資本合計			1,412,535	86.0		—	—		1,433,315	86.5
Ⅰ 資本金			—	—		40,363	2.4		—	—
Ⅱ 資本剰余金										
資本準備金			—			58,980			—	
資本剰余金合計			—	—		58,980	3.5		—	—
Ⅲ 利益剰余金										
利益準備金			—			10,090			—	
任意積立金			—			1,291,376			—	
中間未処分利益			—			38,997			—	
利益剰余金合計			—	—		1,340,464	79.9		—	—
Ⅳ その他有価証券評価差額金			—	—		11,656	0.7		—	—
Ⅴ 自己株式			—	—		△1,195	△0.0		—	—
資本合計			—	—		1,450,270	86.5		—	—
負債及び資本合計			1,642,105	100.0		1,676,173	100.0		1,656,150	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日) 金額(百万円)		百分比(%)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日) 金額(百万円)		百分比(%)	前事業年度 要約損益計算書 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高			424,202	100.0		390,160	100.0		847,747	100.0
Ⅱ 売上原価			243,366	57.4		246,354	63.2		480,034	56.6
売上総利益			180,836	42.6		143,806	36.8		367,712	43.4
Ⅲ 販売費及び一般管理費			98,980	23.3		67,763	17.4		200,698	23.7
Ⅳ 研究開発費			35,929	8.5		37,222	9.5		71,931	8.5
営業利益			45,927	10.8		38,820	9.9		95,083	11.2
Ⅴ 営業外収益	※1		3,425	0.8		8,622	2.2		9,499	1.1
Ⅵ 営業外費用	※2		2,942	0.7		5,969	1.5		3,894	0.4
経常利益			46,409	10.9		41,474	10.6		100,688	11.9
Ⅶ 特別利益			—			—			—	
Ⅷ 特別損失			3,369	0.8		5,991	1.5		6,975	0.8
税引前中間(当期)純利益			43,039	10.1		35,482	9.1		93,713	11.1
法人税、住民税及び事業税			14,600	3.4		14,400	3.7		36,500	4.4
法人税等調整額			607	0.1		△2,115	△0.5		52	0.0
中間(当期)純利益			27,832	6.6		23,197	5.9		57,160	6.7
前期繰越利益			15,509			15,799			15,509	
中間配当額			—			—			6,432	
中間(当期)未処分利益			43,342			38,997			66,237	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前事業年度 (自　平成13年4月1日 至　平成14年3月31日)
1　資産の評価基準及び評価方法 (1) 棚卸資産 製品、半製品、仕掛品、補助原料、貯蔵品 ……移動平均法による低価法 半製品及び仕掛品工程中の硝酸銀 ……後入先出法による低価法 主要原材料 ……後入先出法による低価法 (2) 有価証券 子会社及び関連会社株式 ……移動平均法による原価法 その他有価証券 時価のあるもの ……市場価格等に基づく時価法 (評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの ……移動平均法による原価法	1　資産の評価基準及び評価方法 (1) 棚卸資産 同左 (2) 有価証券 同左	1　資産の評価基準及び評価方法 (1) 棚卸資産 同左 (2) 有価証券 同左
2　固定資産の減価償却の方法 (1) 有形固定資産 定率法(但し、平成10年4月1日以降に取得した建物(付属設備を除く)については定額法)を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物　2～50年 機械装置　2～17年 工具器具備品　2～20年 (2) 無形固定資産 残存価額を零とする定率法を採用しております。 なお、市場販売目的のソフトウェア、自社利用のソフトウェアについては、それぞれ販売可能有効期間(3年)、利用可能期間(5年)に基づく定額法を採用しております。	2　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左	2　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左

前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
3　引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当中間期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。 また、数理計算上の差異は、その発生時の従業員の平均残存勤務期間内の一定の年数(15年)による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理することとしております。 (3) 役員退職慰労引当金 役員の退職金の支給に充てるため、役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当中間期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当中間期末要支給額が残高となるよう計上しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間内の一定の年数(15年)による定額法により、それぞれ発生の翌事業年度から費用処理しております。 (3) 役員退職慰労引当金 同左	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当期末要支給額が残高となるよう計上しております。 また、数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間内の一定の年数(15年)による定額法により、それぞれ発生の翌事業年度から費用処理しております。 (3) 役員退職慰労引当金 役員の退職金の支給に充てるため、役員の内規に基づく当期末要支給額が残高となるよう計上しております。
4　外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円換算し、換算差額は損益として認識しております。	4　外貨建の資産又は負債の本邦通貨への換算基準 同左	4　外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円換算し、換算差額は損益として認識しております。
5　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	5　リース取引の処理方法 同左	5　リース取引の処理方法 同左

前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
６　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用しております。 また、為替予約については従来、振当処理を採用しておりましたが、金融商品会計基準による原則的処理に変更しております。 なお、この変更による当中間期の損益への影響はありません。	６　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用しております。	６　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用しております。 また、為替予約については従来、振当処理を採用しておりましたが、金融商品会計基準による原則的処理に変更しております。 なお、この変更による当期の損益への影響はありません。
(2) ヘッジ手段とヘッジ対象 ・ヘッジ手段 デリバティブ取引(金利通貨スワップ取引) ・ヘッジ対象 子会社への外貨建貸付金	(2) ヘッジ手段とヘッジ対象 同左	(2) ヘッジ手段とヘッジ対象 同左
(3) ヘッジ方針 主として為替リスク・金利変動リスクをヘッジする目的で、外貨建貸付金の範囲内において、社内規定に基づく決裁を経て実施することといたしております。	(3) ヘッジ方針 同左	(3) ヘッジ方針 同左
(4) ヘッジの有効性評価の方法 ヘッジ手段の変動額の累計額とヘッジ対象の変動額の累計額を比較して有効性の判定を行っております。 但し、特例処理によっている金利スワップについては有効性の評価を省略しております。	(4) ヘッジの有効性評価の方法 同左	(4) ヘッジの有効性評価の方法 同左
７　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の処理方法 消費税及び地方消費税の会計処理は税抜方式によっております。 なお、仮払消費税等と仮受消費税等は相殺のうえ、流動資産の「その他」に含めて表示しております。	７　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の処理方法 同左	７　その他財務諸表作成のための重要な事項 (1) 消費税等の処理方法 消費税及び地方消費税の会計処理は税抜方式によっております。

会計処理の変更

前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
――――――	販売奨励金等の会計処理 従来から「販売費及び一般管理費」に含めて処理してきました販売奨励金等の中には、最近の市場における価格競争の激化によって支出が恒常化したことに伴い、その取引実態が売上割戻しまたは売上値引きの性格を帯び、実質的な販売価格の一部となる傾向が顕著になってきているものがあります。 このため、当中間会計期間より、営業活動に基づく損益の区分をより適切に表示するため、これらの取引額について、販売費に計上する方法から売上高より控除する方法に変更いたしました。この変更により、従来の方法に比べ、「売上高」は31,033百万円減少し、「売上総利益」も同額減少いたしますが、「販売費及び一般管理費」も同額減少するため、「営業利益」、「経常利益」に与える影響はありません。	――――――

追加情報

前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
1　――――	1　自己株式及び法定準備金取崩等会計 当中間会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)を適用しております。この変更に伴う損益に与える影響は、ありません。	1　――――
2　――――	2　中間貸借対照表 中間財務諸表等規則の改正により当中間会計期間から「資本準備金」は「資本剰余金」の内訳として、「利益準備金」「任意積立金」「中間未処分利益」は「利益剰余金」の内訳として表示しております。 前中間会計期間まで流動資産に掲記しておりました「自己株式」は、中間財務諸表等規則の改正により当中間会計期間においては、資本に対する控除項目として資本の部の末尾に表示しております。なお、前中間会計期間は流動資産の「有価証券」に含まれており、その金額は27百万円であります。	2　――――
3　――――	3　――――	3　貸借対照表 前期まで流動資産に掲記しておりました「自己株式」は、財務諸表等規則の改正により、当期より資本に対する控除項目として資本の部の末尾に表示しております。

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成13年９月30日）	当中間会計期間末 （平成14年９月30日）	前事業年度末 （平成14年３月31日）
※１　有形固定資産の減価償却累計額 699,351百万円	※１　有形固定資産の減価償却累計額 719,849百万円	※１　有形固定資産の減価償却累計額 713,510百万円
※２　担保資産 (1) 担保に供している資産 工場財団 建物 26,015百万円 機械装置 41,923 その他の有形固定資産 12,823 計　80,762百万円 (2) 上記担保資産が供されている債務 工場財団 なし	※２　担保資産 (1) 担保に供している資産 工場財団 建物 23,992百万円 機械装置 38,171 その他の有形固定資産 11,951 計　74,115百万円 (2) 上記担保資産が供されている債務 工場財団 なし	※２　担保資産 (1) 担保に供している資産 工場財団 建物 24,571百万円 機械装置 39,101 その他の有形固定資産 12,213 計　75,886百万円 (2) 上記担保資産が供されている債務 工場財団 なし
※３　中間期末日満期手形 中間期末日満期手形の会計処理は、手形交換日をもって決済処理しております。 なお、当中間会計期間の末日は金融機関の休日であったため、次の中間期末日満期手形が中間期末残高に含まれております。 受取手形　717百万円	※３　――――――	※３　期末日満期手形 期末日満期手形の会計処理は、手形交換日をもって決裁処理しております。 なお、当期の末日は金融機関の休日であったため、次の額の期末日満期手形が期末残高に含まれております。 受取手形　563百万円

前中間会計期間末
(平成13年９月30日)

※　偶発債務

債務保証

銀行借入等についての保証(保証類似行為を含む)を行っております。

保証先	保証額(百万円)
Fuji Photo Film, Inc.	8,632
Fuji Photo Film B.V.	3,000
Fuji Photo Film Finance U.S.A., Inc.	26,775
Fuji Photo Film Finance (Netherlands)B.V.	24,519
Black Photo Corporation	356
Crosfieldグループ他計１社	432
従業員(住宅資金)	22,804
計	86,521

うち外貨保証債務等

STG. £	1,900千	334百万円
US. $	180,122千	21,506百万円
CAN. $	4,720千	356百万円
S. FR	22,000千	1,621百万円
EURO	75,000千	8,197百万円

※　受取手形割引高

輸出荷為替手形割引高

6,957百万円

当中間会計期間末
(平成14年９月30日)

※　偶発債務

債務保証

銀行借入等についての保証(保証類似行為を含む)を行っております。

保証先	保証額(百万円)
Fuji Photo Film, Inc.	8,863
Fuji Photo Film Finance U.S.A., Inc.	31,957
Fuji Photo Film Finance (Netherlands)B.V.	19,452
Crosfieldグループ他計１社	627
従業員(住宅資金)	21,538
計	82,439

うち外貨保証債務等

STG. £	3,100千	593百万円
US. $	265,574千	32,559百万円
S. FR	60,000千	4,932百万円
EURO	45,000千	5,416百万円

※　受取手形割引高

輸出荷為替手形割引高

5,947百万円

前事業年度末
(平成14年３月31日)

※　偶発債務

債務保証

銀行借入等についての保証(保証類似行為を含む)を行っております。

保証先	保証額(百万円)
Fuji Photo Film, Inc.	9,633
Fuji Photo Film Finance U.S.A., Inc.	35,825
Fuji Photo Film Finance (Netherlands)B.V.	24,291
Crosfieldグループ他１社	433
従業員(住宅資金)	22,684
計	92,870

うち外貨保証債務等

STG. £	1,900千	360百万円
US. $	264,148千	35,197百万円
S. FR	50,000千	3,958百万円
EURO	60,000千	6,968百万円

※　受取手形割引高

輸出荷為替手形割引高

6,307百万円

（中間損益計算書関係）

前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
※１　営業外収益のうち重要なもの 受取利息　1,291百万円 受取配当金　1,355百万円	※１　営業外収益のうち重要なもの 受取利息　1,218百万円 受取配当金　7,020百万円	※１　営業外収益のうち重要なもの 受取利息　2,448百万円 受取配当金　1,720百万円 為替差益　4,053百万円
※２　営業外費用のうち重要なもの 為替差損　1,566百万円	※２　営業外費用のうち重要なもの 為替差損　3,289百万円	※２　―――――
※　減価償却実施額 有形固定資産　23,026百万円 無形固定資産　4,362百万円	※　減価償却実施額 有形固定資産　23,795百万円 無形固定資産　4,816百万円	※　減価償却実施額 有形固定資産　46,131百万円 無形固定資産　9,080百万円

（リース取引関係）

<table>
<tr><th>前中間会計期間
（自　平成13年４月１日
至　平成13年９月30日）</th><th>当中間会計期間
（自　平成14年４月１日
至　平成14年９月30日）</th><th>前事業年度
（自　平成13年４月１日
至　平成14年３月31日）</th></tr>
<tr><td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
１　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額
<table><tr><th></th><th>取得価額相当額（百万円）</th><th>減価償却累計額相当額（百万円）</th><th>中間期末残高相当額（百万円）</th></tr><tr><td>機械装置</td><td>239</td><td>46</td><td>192</td></tr><tr><td>有形固定資産「その他」</td><td>692</td><td>423</td><td>269</td></tr><tr><td>投資その他の資産「その他」</td><td>94</td><td>51</td><td>42</td></tr><tr><td>合計</td><td>1,026</td><td>522</td><td>504</td></tr></table>（注）　取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。
２　未経過リース料中間期末残高相当額
１年以内　143百万円
１年超　361
合計　504百万円
（注）　未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。
３　支払リース料及び減価償却費相当額
(1) 支払リース料　104百万円
(2) 減価償却費相当額　104百万円
４　減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。</td>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
１　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額
<table><tr><th></th><th>取得価額相当額（百万円）</th><th>減価償却累計額相当額（百万円）</th><th>中間期末残高相当額（百万円）</th></tr><tr><td>機械装置</td><td>239</td><td>73</td><td>165</td></tr><tr><td>有形固定資産「その他」</td><td>499</td><td>236</td><td>262</td></tr><tr><td>投資その他の資産「その他」</td><td>63</td><td>30</td><td>33</td></tr><tr><td>合計</td><td>801</td><td>340</td><td>461</td></tr></table>（注）　取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。
２　未経過リース料中間期末残高相当額
１年以内　144百万円
１年超　316
合計　461百万円
（注）　未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。
３　支払リース料及び減価償却費相当額
(1) 支払リース料　80百万円
(2) 減価償却費相当額　80百万円
４　減価償却費相当額の算定方法
同左</td>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
１　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
<table><tr><th></th><th>取得価額相当額（百万円）</th><th>減価償却累計額相当額（百万円）</th><th>期末残高相当額（百万円）</th></tr><tr><td>機械装置</td><td>239</td><td>60</td><td>179</td></tr><tr><td>有形固定資産「その他」</td><td>612</td><td>384</td><td>227</td></tr><tr><td>投資その他の資産「その他」</td><td>85</td><td>51</td><td>34</td></tr><tr><td>合計</td><td>937</td><td>495</td><td>441</td></tr></table>（注）　取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。
２　未経過リース料期末残高相当額
１年以内　134百万円
１年超　307
合計　441百万円
（注）　未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。
３　支払リース料及び減価償却費相当額
(1) 支払リース料　181百万円
(2) 減価償却費相当額　181百万円
４　減価償却費相当額の算定方法
同左</td></tr>
</table>

(有価証券関係)

前中間会計期間末(平成13年9月30日)

子会社株式及び関連会社株式で時価のあるものは、ありません。

当中間会計期間末(平成14年9月30日)

有価証券

子会社株式及び関連会社株式で時価のあるもの

区分	中間貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
(1) 子会社株式	—	—	—
(2) 関連会社株式	1,054	999	△55
計	1,054	999	△55

前事業年度末(平成14年3月31日)

子会社株式及び関連会社株式で時価のあるものは、ありません。

（1株当たり情報）

項目	前中間会計期間 （自　平成13年4月1日 至　平成13年9月30日）	当中間会計期間 （自　平成14年4月1日 至　平成14年9月30日）	前事業年度 （自　平成13年4月1日 至　平成14年3月31日）
1株当たり純資産額	2,744.78円	2,819.73円	2,785.87円
1株当たり中間(当期)純利益	54.08円	45.09円	111.08円
潜在株式調整後 1株当たり中間(当期)純利益	なお、潜在株式調整後1株当たり中間純利益金額については、転換社債等潜在株式がないため記載しておりません。 ―――――	なお、潜在株式調整後1株当たり中間純利益金額については、潜在株式が存在しないため記載しておりません。 （追加情報） 当中間会計期間から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、前中間会計期間において採用していた方法により算定した当中間会計期間の1株当たり純資産額、1株当たり中間純利益は、それぞれ2,818.11円、45.08円であります。	なお、潜在株式調整後1株当たり当期純利益金額については、転換社債等潜在株式がないため記載しておりません。 ―――――

（注）　1株当たり中間(当期)純利益金額の算定上の基礎は、以下のとおりであります。

項目	前中間会計期間 （自　平成13年4月1日 至　平成13年9月30日）	当中間会計期間 （自　平成14年4月1日 至　平成14年9月30日）	前事業年度 （自　平成13年4月1日 至　平成14年3月31日）
中間(当期)純利益(百万円)	―	23,197	―
普通株主に帰属しない金額(百万円)	―	―	―
普通株式に係る中間(当期)純利益(百万円)	―	23,197	―
期中平均株式数(千株)	―	514,437	―

（重要な後発事象）

該当事項はありません。

(2) 【その他】

中間配当(商法第293条ノ5に基づく金銭の分配)

平成14年10月31日開催の取締役会において、第107期(自平成14年4月1日　至平成15年3月31日)の中間配当を当社定款第27条の規定に基づき、次のとおり行うことを決議しました。

(1) 受領株主	平成14年9月30日現在の株主名簿及び実質株主名簿に記載された株主
(2) 支払請求権の効力発生日並びに支払開始日	平成14年12月5日
(3) 1株当たりの配当金	12円50銭
(4) 中間配当金の総額	6,429百万円

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

有価証券報告書 及びその添付書類	事業年度 (第106期)	自　平成13年４月１日 至　平成14年３月31日	平成14年６月28日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

中　間　監　査　報　告　書

平成14年12月16日

富士写真フイルム株式会社
　代表取締役社長　古　森　重　隆　殿

新日本監査法人

代表社員 関与社員	公認会計士	近　藤　和　英	㊞
代表社員 関与社員	公認会計士	田　中　　章	㊞
代表社員 関与社員	公認会計士	宮　澤　孝　司	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成13年４月１日から平成14年３月31日までの連結会計年度の中間連結会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結資本勘定計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記２参照)に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)附則第２項の定めるところに準拠しているものと認められた。なお、同注記２に記載のとおり、セグメント情報については、従来「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)第14条に準拠して作成されていたが、当中間連結会計期間から米国財務会計基準審議会基準書第131号に準拠して作成されている。

よって、当監査法人は、上記の中間連結財務諸表が富士写真フイルム株式会社及び連結子会社の平成13年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

中　間　監　査　報　告　書

平成14年12月16日

富士写真フイルム株式会社

代表取締役社長　古　森　重　隆　殿

新日本監査法人

代表社員 関与社員	公認会計士	近	藤	和	英	㊞
代表社員 関与社員	公認会計士	田	中		章	㊞
代表社員 関与社員	公認会計士	宮	澤	孝	司	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の中間連結会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結資本勘定計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記２参照)に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)第81条の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が富士写真フイルム株式会社及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当中間連結会計期間より、中間連結財務諸表注記２に記載のとおり、米国財務会計基準審議会基準書第142号「営業権及びその他の無形固資産」を適用し、中間連結財務諸表を作成している。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

中 間 監 査 報 告 書

平成13年12月17日

富士写真フイルム株式会社

代表取締役社長　古　森　重　隆　殿

新日本監査法人

代表社員 関与社員	公認会計士	田　中　　　章	㊞
関与社員	公認会計士	髙　橋　治　也	㊞
関与社員	公認会計士	戸　田　仁　志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成13年４月１日から平成14年３月31日までの第106期事業年度の中間会計期間（平成13年４月１日から平成13年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が富士写真フイルム株式会社の平成13年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成13年４月１日から平成13年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、当社（半期報告書提出会社）が提出した半期報告書に綴り込まれた前中間会計期間に係る中間監査報告書に記載された事項を電子化したものであります。

FUJIFILM

I&I – Imaging & Information

The file number "82-78"

(e) A copy of Semiannual Report which is prepared in the English language.

Semiannual Report

Six Months Ended September 30, 2002



FUJI PHOTO FILM CO., LTD.

A MESSAGE FROM THE MANAGEMENT

During the six-month period ended September 30, 2002, the Japanese economy remained severe due to sluggish consumer spending and private-sector capital investment, although some economic indicators showed signs of a recovery. Overseas, the U.S. economy was relatively stable, but concerns over future prospects increased. In Europe, there were indications of a recovery in the euro area during the first half of the period, although flooding in Central and Eastern Europe resulted in weaker-than-expected performances in some regions. In Asia, the Chinese economy continued to be stable, while other countries exhibited a mild recovery.

Against this background, Fujifilm aggressively worked to offer its customers total solutions using digital and networking technologies in the imaging, information, and document fields. As part of our efforts to strengthen and expand our operating domain, we launched new digital cameras enabling even higher image quality, promoted sales of digital minilabs capable of offering a full range of digital imaging services, increased our manufacturing capacity of materials for liquid crystal displays (LCDs), expanded sales of digital color multifunction machines incorporating new technologies in our document business, and developed new Graded-Index Plastic Optical Fiber to facilitate high-speed communications.

Operating Results

During the period under review, Fujifilm recorded steady sales of digital minilabs, digital cameras, and other digital products, and the yen was weaker against the U.S. dollar and the euro than it had been during the corresponding period a year ago. As a result, consolidated revenue amounted to ¥1,249.4 billion (US$10,158 million), a 6.6% increase compared with the corresponding period. Domestic revenue totaled ¥657.7 billion (US$5,347 million), a 1.0% decrease, and overseas revenue was ¥591.7 billion (US$4,811 million), a 16.6% increase. Operating income was ¥95.8 billion (US$779 million), a 7.7% increase, while income before income taxes declined 13.1%, to ¥77.9 billion (US$633 million), and net income amounted to ¥33.6 billion (US$273 million), a 27.6% decrease. The main reasons for the declines in income before income taxes and net income included the rapid rise of the yen against the U.S. dollar during the first quarter, which resulted in a difference in settlement exchange rates for receivables denominated in foreign currencies, and the fact that we had recorded a one-time gain on the exchange of marketable securities during the corresponding period a year ago (¥9.0 billion before taxes and ¥5.2 billion after taxes).

Interim cash dividends per share of ¥12.50 (US$0.10) were declared.

Review of Operations

In the Imaging Solutions segment, we worked hard to increase sales of color film and other products by carrying out a number of promotional campaigns tied up with the 2002 FIFA World Cup™. In digital cameras, we won praise for our new FinePix F401, which delivers high-quality, high-resolution pictures via our third-generation Super CCD sensor. In lab equipment, we worked to expand sales of the highly reputed Frontier digital minilab series and ran a major promotional campaign in Japan encouraging customers to make prints from photos taken by digital cameras at print shops or via the Internet. In September 2002, we acquired an equity stake of JUS-Photo Co., Ltd., which operates the DPE franchise chain in Japan, through a tender offer bid. We will continue to work further to develop our business in digital photography.

In the Information Solutions segment, we increased sales of graphic arts systems by including Enovation Graphic Systems, Inc., a U.S. sales company, within the scope of consolidation. In medical imaging products, sales of the FCR XG-1 compact digital X-ray diagnostic system increased substantially in Europe and the United States, while remaining steady in Japan. In industrial materials, by increasing our capacity to produce Wide View film for use in LCDs, we were able to record a significant sales increase. In recording media, sales of LTO Ultrium 1* data cartridges and other data media were strong and we launched our next-generation of Super DLTtape™ I** data cartridges.

* LTO and Ultrium are trademarks of HP, IBM and Seagate RSS in the US, other countries or both.

** Super DLTtape is a trademark of Quantum Corporation.

In the Document Solutions segment, domestic sales of the digital color multifunction machine DocuCentre Color 400CP/320CP with superior cost performance remained steady, due to the use of our Emulsion Aggregation (EA) toner, which improves image quality and productivity while reducing environmental impact. Furthermore, we launched the series in the Asia-Pacific region and began exporting it to Xerox Corporation in the United States and its subsidiaries in Europe, thus contributing to a substantial increase in sales of color copying machines.

Looking Forward

Although the business environment surrounding Fujifilm is expected to remain severe, we will continue to provide total solutions based on our advanced technologies and strive to strengthen our business foundation. Furthermore, we aim to reinforce the competitiveness and growth of the entire Group by building a powerful network in R&D, production, sales, and services. In addition, we will intensify efforts to reduce all costs in our drive to build a strong corporate structure and strengthen and upgrade our measures for corporate ethics and environmental and product safety concerns.

In closing, we would like to express our sincere appreciation for all the day-to-day cooperation we have received from shareholders, customers, and business partners. We look forward to your continued support and encouragement.

December 2002

Minoru Ohnishi
Chairman and Chief Executive Officer

Masayuki Muneyuki
Vice Chairman

Shigetaka Komori
President

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
September 30, 2002 and 2001

Assets	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Current assets:			
Cash and cash equivalents	¥ 424,947	¥ 427,369	$ 3,454,854
Marketable securities	14,980	8,334	121,789
Notes and accounts receivable:			
Trade and finance	493,570	460,292	4,012,764
Affiliated companies	32,737	40,344	266,154
Allowance for doubtful receivables	(17,604)	(13,431)	(143,122)
Inventories	344,604	364,329	2,801,659
Deferred income taxes	69,575	59,554	565,650
Prepaid expenses and other	28,024	29,196	227,837
Total current assets	1,390,833	1,375,987	11,307,585
Investments and long-term receivables:			
Investments in and advances to affiliated companies	41,989	35,506	341,374
Investment securities	290,693	264,171	2,363,358
Long-term finance and other receivables	99,185	107,316	806,382
Allowance for doubtful receivables	(3,111)	(1,695)	(25,293)
	428,756	405,298	3,485,821
Property, plant and equipment:			
Land	72,685	71,197	590,935
Buildings	522,263	499,703	4,246,040
Machinery and equipment	1,533,701	1,446,450	12,469,114
Construction in progress	33,361	37,811	271,228
	2,162,010	2,055,161	17,577,317
Less accumulated depreciation	(1,451,388)	(1,353,307)	(11,799,902)
	710,622	701,854	5,777,415
Other assets:			
Goodwill, net	194,763	185,215	1,583,439
Other intangible assets, net	51,251	57,162	416,675
Deferred income taxes	71,051	37,673	577,650
Other	75,335	66,778	612,480
	392,400	346,828	3,190,244
Total assets	¥2,922,611	¥2,829,967	$23,761,065

Liabilities and shareholders' equity	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Current liabilities:			
Short-term debt	¥ 172,218	¥ 172,529	$ 1,400,146
Notes and accounts payable:			
Trade	246,298	238,595	2,002,423
Construction	34,218	44,509	278,195
Affiliated companies	10,360	9,945	84,228
Accrued income taxes	36,097	36,862	293,472
Accrued liabilities	156,634	147,415	1,273,447
Other current liabilities	49,721	52,290	404,235
Total current liabilities	705,546	702,145	5,736,146
Long-term debt	125,827	142,412	1,022,984
Accrued pension and severance costs	193,879	131,583	1,576,252
Deferred income taxes	22,752	14,086	184,976
Customers' guarantee deposits and other	49,909	58,809	405,764
Minority interests in subsidiaries	131,892	124,807	1,072,293
Commitments and contingent liabilities			
Shareholders' equity:			
Common stock, without par value:			
Authorized: 800,000,000 shares			
Issued: 514,625,728 shares	40,363	40,363	328,154
Additional paid-in capital	68,135	68,135	553,943
Retained earnings	1,644,669	1,589,784	13,371,293
Accumulated other comprehensive income (loss)	(59,130)	(42,130)	(480,732)
Treasury stock, at cost (295,820 and 6,256 shares outstanding at September 30, 2002 and 2001, respectively)	(1,231)	(27)	(10,008)
Total shareholders' equity	1,692,806	1,656,125	13,762,650
Total liabilities and shareholders' equity	¥2,922,611	¥2,829,967	$23,761,065

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2002 and 2001

	Six months ended September 30		
	2002	2001	**2002**
	(Millions of yen)		(Thousands of U.S. dollars)
Revenue:			
Sales	**¥1,075,453**	¥ 995,274	**$ 8,743,520**
Rentals	**173,982**	176,357	**1,414,488**
	1,249,435	1,171,631	**10,158,008**
Cost of sales:			
Sales	**667,699**	607,871	**5,428,447**
Rentals	**68,271**	66,472	**555,049**
	735,970	674,343	**5,983,496**
Gross profit	**513,465**	497,288	**4,174,512**
Operating expenses:			
Selling, general and administrative	**337,750**	334,296	**2,745,935**
Research and development	**79,823**	73,943	**648,967**
Operating income	**95,892**	89,049	**779,610**
Other income (expenses):			
Interest and dividend income	**5,141**	6,172	**41,797**
Interest expense	**(4,525)**	(6,421)	**(36,789)**
Exchange losses, net	**(9,960)**	(309)	**(80,976)**
Gain on non-monetary exchanges of equity securities	**—**	9,018	**—**
Other, net	**(8,640)**	(7,845)	**(70,244)**
	(17,984)	615	**(146,212)**
Income before income taxes	**77,908**	89,664	**633,398**
Income taxes	**38,135**	39,919	**310,040**
Income before minority interests and equity in net earnings of affiliated companies	**39,773**	49,745	**323,358**
Minority interests	**(6,717)**	(5,265)	**(54,610)**
Equity in net earnings of affiliated companies	**554**	1,934	**4,504**
Net income	**¥ 33,610**	¥ 46,414	**$ 273,252**

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2002 and 2001

Total shareholders' equity

	(Millions of yen)	(Thousands of U.S. dollars)
Balance at March 31, 2002	**¥1,698,063**	**$13,805,390**
Comprehensive income:		
Net income	**33,610**	**273,252**
Net increase in unrealized gains on securities	**1,137**	**9,244**
Foreign currency translation adjustments	**(29,385)**	**(238,903)**
Net increase in unrealized gains on derivatives qualifying as hedges	**7**	**57**
Net comprehensive income	**5,369**	**43,650**
Purchases of stock for treasury	**(659)**	**(5,358)**
Cash dividends applicable to earnings of the period	**(6,429)**	**(52,268)**
Change of fiscal year end of certain subsidiaries	**(3,538)**	**(28,764)**
Balance at September 30, 2002	**¥1,692,806**	**$13,762,650**
Balance at March 31, 2001	¥1,624,856	
Comprehensive income:		
Net income	46,414	
Net decrease in unrealized gains on securities	(12,136)	
Foreign currency translation adjustments	3,717	
Net increase in unrealized losses on derivatives qualifying as hedges	(422)	
Net comprehensive income	37,573	
Purchases of stock for treasury	(1,578)	
Sales of stock for treasury	1,707	
Cash dividends applicable to earnings of the period	(6,433)	
Balance at September 30, 2001	¥1,656,125	

CORPORATE INFORMATION

Fuji Photo Film Co., Ltd.

Established
January 20, 1934

Capital
¥40,363,373,192 (As of September 30, 2002)

Tokyo Head Office
26-30, Nishiazabu 2-chome,
Minato-ku, Tokyo 106-8620, Japan
Tel: (03) 3406-2111
URL: http://www.fujifilm.co.jp/ (Japanese)
http://home.fujifilm.com/ (English)

Employees
72,877 (As of September 30, 2002, consolidated)

Transfer Agent
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan

Stock Exchange Listings
Tokyo, Osaka, Nagoya

FINANCIAL HIGHLIGHTS

Fuji Photo Film Co., Ltd. and Subsidiaries
Six months ended September 30, 2002 and 2001

	Six months ended September 30		
	2002	2001	**2002**
	(Millions of yen)		(Thousands of U.S. dollars)
Revenue	**¥1,249,435**	¥1,171,631	**$10,158,008**
Net income	**33,610**	46,414	**273,252**
	(Yen)		(U.S. dollars)
Per share of common stock:			
Net income	**¥65.33**	¥90.19	**$0.53**
Cash dividends declared	**12.50**	12.50	**0.10**

Notes: 1. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥123=US$1, the exchange rate prevailing on September 30, 2002.

2. The computation of net income per share is based on the average number of shares outstanding during each period.

Revenue Breakdown (Six months ended September 30, 2002)

By Product Category



Imaging Solutions
33.6%
¥420.2 billion (US$3,417 million)

Information Solutions
28.9%
¥360.7 billion (US$2,932 million)

Document Solutions
37.5%
¥468.5 billion (US$3,809 million)

By Domestic and Overseas Revenue



Domestic
52.6%
¥657.7 billion (US$5,347 million)

Overseas
47.4%
¥591.7 billion (US$4,811 million)

Cover: Sognefjord, Norway
Photographed by Toshinobu Takeuchi

Printed in Japan

中　間　監　査　報　告　書

平成14年12月16日

富士写真フイルム株式会社

代表取締役社長　古　森　重　隆　殿

新日本監査法人

代表社員 関与社員	公認会計士	田　中　　章	㊞
代表社員 関与社員	公認会計士	髙　橋　治　也	㊞
関与社員	公認会計士	戸　田　仁　志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成14年４月１日から平成15年３月31日までの第107期事業年度の中間会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

記

「会計処理の変更」に記載のとおり、従来から「販売費及び一般管理費」に含めて処理してきた販売奨励金等の一部について、当中間会計期間より売上高から控除する方法に変更した。この変更は、最近の市場における価格競争の激化によって支出が恒常化したことに伴い、その取引実態が売上割戻しまたは売上値引きの性格を帯び、実質的な販売価格の一部となる傾向が顕著になってきた販売奨励金等があることから、営業活動に基づく損益の区分をより適切に表示するために行ったものであり、正当な理由に基づく変更と認める。

なお、この変更に伴い、従来の方法によった場合に比べ、「売上高」、「売上総利益」及び「販売費及び一般管理費」がそれぞれ31,033百万円減少している。

よって、当監査法人は、上記の中間財務諸表が富士写真フイルム株式会社の平成14年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管しております。

宝印刷株式会社印刷